     As filed with the Securities and Exchange Commission on May 15, 2003
                                                      Registration No. 333-8502
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                        POST-EFFECTIVE AMENDMENT NO. 2
                                      TO
                            REGISTRATION STATEMENT
                                     Under
                                  SCHEDULE B
                                      OF
                          THE SECURITIES ACT OF 1933

                               -----------------

                             THE REPUBLIC OF KOREA
                             (Name of Registrant)

                               -----------------

      Name and address of Authorized Representative in the United States:
                                   Hi-Su Lee
                                    Consul
                           Korean Consulate General
                            335 East 45/th/ Street
                           New York, New York 10017
                           United States of America

   It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

                 Jinduk Han, Esq.         Mark A. Walker, Esq.
             Cleary, Gottlieb, Steen &  Cleary, Gottlieb, Steen &
                     Hamilton                   Hamilton
                Bank of China Tower         One Liberty Plaza
                  One Garden Road       New York, New York 10006
                     Hong Kong          United States of America

                               -----------------

   Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

                               -----------------

   The Securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in the Securities Act Release Nos. 33-6240 and 33-6424.

                               -----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                               EXPLANATORY NOTE

   This registration statement relates to US$5,000,000,000 aggregate principal amount of debt securities of The Republic of Korea to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering. The prospectus constituting a part of this registration statement relates to the debt securities registered under this registration statement, of which The Republic of Korea has sold an aggregate principal amount of US$4,000,000,000 of debt securities as part of two issues designated US$1,000,000,000 Notes due April 15, 2003 and US$3,000,000,000 Bonds due April 15, 2008.

The information in this prospectus is not complete and may be changed. The Republic may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  Subject to Completion, Dated May 15, 2003.

PROSPECTUS
[LOGO]

                             The Republic of Korea

                               US$5,000,000,000

                                Debt Securities

   The Republic may offer up to US$5,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The debt securities will be direct, unconditional and unsecured external indebtedness of the Republic and will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of the Republic.

   The Republic will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of debt securities unless accompanied by a prospectus supplement.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


              The date of this prospectus is              , 2003.

                               TABLE OF CONTENTS

                 CERTAIN DEFINED TERMS AND
                   CONVENTIONS............................  3
                 USE OF PROCEEDS..........................  4
                 THE REPUBLIC OF KOREA....................  5
                    Land and History......................  5
                    Government and Politics...............  6
                    The Economy...........................  8
                    Gross Domestic Product and Major
                      Financial Indicators................ 23
                    Balance of Payments and Foreign Trade. 31
                    The Financial System.................. 35
                    Monetary Policy....................... 39
                    Government Finance.................... 42
                    Debt.................................. 44
                    Tables and Supplementary Information.. 46
                 DESCRIPTION OF THE DEBT
                   SECURITIES............................. 49
                    General Terms of the Debt Securities.. 49
                    Payments of Principal, Premium and
                      Interest............................ 50
                    Repayment of Funds; Prescription...... 50
                    Global Securities..................... 50
                    Additional Amounts.................... 52

                   Status of Debt Securities............... 52
                   Negative Pledge Covenant................ 53
                   Events of Default....................... 54
                   Modifications and Amendments; Debt
                     Securityholders' Meetings............. 55
                   Fiscal Agent............................ 56
                   Further Issues of Debt Securities....... 56
                   Governing Law, Jurisdiction, Consent to
                     Service and Enforceability............ 56
                LIMITATIONS ON ISSUANCE OF BEARER
                  DEBT SECURITIES.......................... 58
                TAXATION................................... 59
                   Korean Taxation......................... 59
                   United States Tax Considerations........ 60
                PLAN OF DISTRIBUTION....................... 67
                LEGAL MATTERS.............................. 68
                AUTHORIZED REPRESENTATIVES IN THE
                  UNITED STATES............................ 68
                OFFICIAL STATEMENTS AND
                  DOCUMENTS................................ 68
                FORWARD-LOOKING STATEMENTS................. 68
                FURTHER INFORMATION........................ 69

                     CERTAIN DEFINED TERMS AND CONVENTIONS

   Unless the context otherwise requires, all references to "Korea" or the "Republic" contained in this prospectus are to The Republic of Korea. All references to the "Government" are to the government of Korea.

   Unless otherwise indicated, all references to "won", "Won" or "(Won)" contained in this prospectus are to the currency of Korea, and references to "U.S. dollars", "Dollars", "$" or "US$" are to the currency of the United States of America.

   The fiscal year of the Republic ends on December 31 of each year. The fiscal year ended December 31, 2002 is referred to in this prospectus as "2002", and other fiscal years are referred to in a similar manner.

   Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

                                USE OF PROCEEDS

   Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the debt securities will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transaction Act. The Foreign Exchange Stabilization Fund is used for:

  .   selling and purchasing foreign currency;

  . depositing or lending to The Bank of Korea, foreign governments, foreign central banks or other financial institutions inside and outside of Korea;

  . guaranteeing debt incurred by The Bank of Korea, Korean institutions authorized to engage in foreign exchange business or foreign financial institutions in connection with foreign currency transactions; and

  . temporarily paying on behalf of the Government, foreign currency debt incurred by Korean institutions authorized to engage in foreign exchange business and guaranteed by the Government until payment is made by the Government using a contingency fund or supplementary budget pursuant to the Foreign Exchange Transaction Act.

                             THE REPUBLIC OF KOREA

Land and History

  Territory and Population

   Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic's population of approximately 48 million has a literacy rate of approximately 98%. The country's largest city and capital, Seoul, has a population of about 11 million people.

  Political History

   Dr. Rhee Syngman, who was elected president in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic's founding in 1948. Shortly after President Rhee's resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

   In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun. Responding to public demonstrations in 1987, the legislature revised the Constitution to permit direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh's ruling Democratic Liberal Party.

   In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim's administration reformed the political sector and deregulated and internationalized the Korean economy.

   In December 1997, the country elected Kim Dae Jung as President. President Kim's party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim's administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

   In December 2002, the country elected Roh Moo Hyun of the Millennium Democratic Party as President. President Roh began his term on February 25, 2003. The Roh administration has announced that its key policy priorities will include:

  . pursuing a flexible macroeconomic policy mix to ensure stable economic growth through balanced growth in domestic demand and exports;

  . nurturing emerging industries, encouraging research and development, and improving logistical infrastructure to maximize economic growth potential;

  . expanding the economic participation of women and the elderly, while establishing a sustainable social welfare system that is consistent with recent socio-economic progress;

  . continuing structural reforms that will result in a transparent, market-driven economy;

  .   continuing with inter-Korean cooperation; and

  . continuing with efforts to resolve the North Korea nuclear issue peacefully through various diplomatic channels.

Government and Politics

  Government and Administrative Structure

   Governmental authority in the Republic is centralized and concentrated in a strong presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

   The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken; failing to do so automatically invalidates the emergency measures.

   The National Assembly exercises the country's legislative power. The Constitution provides for the direct election of about 85% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

   The country's judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the other Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years; all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

   The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

   Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Inchon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

  Political Organizations

   Currently, there are two main political parties, the Grand National Party ("GNP") and the Millennium Democratic Party ("MDP"), which is the current ruling party.

   As of December 31, 2002, the parties controlled the following number of seats in the National Assembly:

                                      GNP MDP Others Total
                                      --- --- ------ -----
                      Number of Seats 151 103   18    272

  Relations with North Korea

   Relations between the Republic and North Korea have been tense over most of the Republic's history. The Korean War of 1950-1953 began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

   North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic's military forces, composed of approximately 690,000 regular troops and almost 3.1 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. The United States currently maintains approximately 37,000 troops in the Republic.

   Over the last few years, relations between the Republic and North Korea have generally improved, despite occasional difficult periods, such as the June 1999 and June 2002 incidents during which several North Korean naval ships intruded on the northern boundary of the Republic's territorial waters, resulting in a series of hostile naval clashes, and the recent events relating to North Korea's nuclear program discussed below. The Government believes that general improvement in relations between the Republic and North Korea in the last several years has stemmed from expectations of increased economic cooperation. Trade between the two Koreas, which totaled US$287 million in 1995, increased to US$403 million in 2001. In November 1998, the Hyundai Group began operating tours for South Koreans to visit the Mount Kumgang region of North Korea after reaching an agreement for such tours with the North Korean government. In June 2000, then-President Kim Dae Jung met with North Korea's leader Kim Jong-Il in Pyongyang, North Korea. This was the first summit meeting between the leaders of the Republic and North Korea since the nation was divided in 1945. After four rounds of discussions, the summit meeting resulted in the joint announcement by then-President Kim Dae Jung and North Korea's leader Kim Jong-Il that the two nations had reached an accord to promote: (1) the autonomous pursuit of unification; (2) the reunion of separated families; (3) the promotion of economic cooperation and exchange in various fields; and (4) the continuation of dialogue to implement the accord. Since the summit, ten rounds of ministerial talks have been held through April 2003.

   In recent months, however, the level of tension between the two Koreas, as well as between North Korea and the United States, has increased. In response to North Korea's admission to the maintenance of a nuclear weapons program in breach of the peace accord executed in October 1994, the United States, Japan, the Republic and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea's nuclear weapons program. Following the suspension of oil shipments, North Korea removed seals and surveillance equipment from its Yongbyon nuclear power plant and evicted nuclear inspectors from the United Nations International Atomic Energy Agency (the "IAEA") in December 2002. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, refusing to abandon its nuclear power and arms program unless the United States were to execute a non-aggression pact. Media reports have stated that North Korea has reactivated a reactor at its main nuclear complex, the Yongbyon nuclear power plant. In February 2003, the IAEA referred the nuclear issue to the United Nations Security Council. In an effort to secure a peaceful negotiated resolution to these events, the two Koreas continue to hold ministerial talks. In addition, in April 2003, the United States, North Korea and China held tripartite discussions in an effort to resolve issues relating to North Korea's nuclear weapons program, during which North Korea reportedly admitted that it had already successfully developed nuclear weapons. Although both President Roh of the Republic and President Bush of the United States have pledged their support in principle to a peaceful resolution of the situation, there can be no assurance that the level of tension will not escalate and that such escalation will not have a material adverse impact on the Republic's economy or its ability to obtain future funding.

   Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

  Foreign Relations and International Organizations

   The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners after the United States.

   The Republic belongs to a number of supranational organizations, including:

  .   the International Monetary Fund (the "IMF");

  .   the World Bank;

  .   the Asian Development Bank (the "ADB");

  .   the Multilateral Investment Guarantee Agency;

  .   the International Finance Corporation;

  .   the International Development Association;

  .   the African Development Bank;

  .   the European Bank for Reconstruction and Development;

  .   the Bank for International Settlements; and

  .   the World Trade Organization (the "WTO").

   In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

   In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development (the "OECD"), which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

  Economic Developments since 1997

   In 1997 and 1998, a number of developments described below adversely affected the Korean economy. Korean companies, including the conglomerates known as "chaebols" that dominate the Korean economy, banks and other financial institutions struggled financially, and a significant number of them failed. Factors that contributed to the financial difficulties included excessive investment by Korean companies and high levels of debt, including debt denominated in foreign currencies, incurred by Korean companies. The economic difficulties of certain Southeast Asian countries beginning in 1997 also contributed to Korea's problems. During this period, the Republic experienced significant depreciation of the Won, increases in interest rates, volatile stock prices, as well as reductions in its foreign currency reserves and reduced liquidity in the economy. Reflecting these factors, in 1998, GDP contracted by 6.7% at constant market prices, the inflation rate rose to 7.5% from 4.4% in 1997 and the unemployment rate rose to 7.0% from 2.6% in 1997.

   However, the Korean economy recovered after 1998 and achieved an increase in GDP of 10.9% in 1999 at constant market prices. In addition, the Republic recorded a trade surplus of US$23.9 billion in 1999 as the Republic's economic recovery led to a 28.4% increase in imports and a 8.6% increase in exports. The Republic recorded GDP growth of 9.3% and a trade surplus of US$11.8 billion in 2000, GDP growth of 3.1% and a trade surplus of US$9.3 billion in 2001 and GDP growth of 6.3% (based on preliminary data) and a trade surplus of US$10.3 billion in 2002. At the same time, inflation has been managed at relatively low levels of 0.8% in 1999, 2.3% in 2000, 4.1% in 2001 and 2.7% in 2002. Moreover, the unemployment rate has continued to decrease in each year since 1998, to 6.3% in 1999, 4.1% in 2000, 3.8% in 2001 and 3.1% in 2002.

   The following table sets forth information regarding certain of the Republic's key economic indicators for the periods indicated.

                                              As of or for the year ended December 31,
            -             -----------------------------------------------------------------------------
                              1997         1998          1999         2000         2001          2002
                          -----------  -----------   -----------  -----------  -----------  -----------
                                  (In billions of dollars and trillions of won, except percentages)
GDP Growth(1)............         5.0%        (6.7)%        10.9%         9.3%         3.1%         6.3%(2)
Inflation................         4.4%         7.5%          0.8%         2.3%         4.1%         2.7%
Unemployment(3)..........         2.6%         7.0%          6.3%         4.1%         3.8%         3.1%
Trade Surplus............       $(8.5)       $39.0         $23.9        $11.8         $9.3        $10.3
Foreign Currency Reserves        $8.9        $48.5         $74.1        $96.2       $102.8       $121.4
External Liabilities.....      $159.2       $148.7        $137.1       $131.7       $118.8       $131.0
Fiscal Balance........... (Won)  (7.0) (Won) (18.8)  (Won) (13.1) (Won)   6.5  (Won)   7.3  (Won)  22.7(2)

--------
(1) At constant market prices.
(2) Preliminary
(3) Average for year.

   The Republic's economic and financial difficulties in 1997 and 1998 and its subsequent recovery are described in more detail below.

   Financial Condition of Korean Companies

   Beginning in early 1997, a significant number of Korean companies, including member companies of chaebol groups, experienced financial difficulties due to excessive investment in some industries, weak export prices and high levels of debt and foreign currency exposure. In addition, the widespread practice of cross guarantees among member companies of chaebols meant that the difficulties of financially weaker companies threatened the financially stronger companies as well. The reluctance and reduced ability of banks to renew or extend additional credit exacerbated these problems.

   Beginning in early 1997, a number of Korean companies failed, including companies in the Hanbo Group, the Sammi Group, the Kia Group, the Jinro Group, the Dainong Group, the Ssang Bang Wool Group, the New Core Group, the Tae-il Precision Group and the Halla Group. The series of major corporate failures in 1997 and 1998 contributed to increases in the Republic's unemployment rate, which rose to 8.5% as of January 31, 1999, but decreased to 3.1% as of December 31, 2002 due in large part to the Republic's economic recovery during the period.

   In August 1999, Korean creditor financial institutions of the Daewoo Group agreed to enter into voluntary workout programs for twelve companies of the Daewoo Group. By the end of March 2000, these creditors approved the workout programs, which included spin-offs of certain Daewoo Group companies, debt-for-equity swaps, deferrals of principal and interest payments, reduction of interest rates and provision of new credits by existing creditors. In addition, by March 2000, The Korea Asset Management Corporation ("KAMCO") reached an agreement in principle with foreign creditor financial institutions of certain Daewoo Group companies to purchase the creditors' claims. An offer to purchase the claims of foreign creditors was commenced in May 2000, and approximately US$3.9 billion, or over 90% of eligible claims, was purchased by KAMCO by October 2000. By December 2000, Daewoo Corporation and Daewoo Heavy Industries Ltd. spun off their respective operations to newly established operating companies pursuant to their workout programs. By December 2002, nine Daewoo Group companies, including Daewoo Engineering & Construction Co., Ltd. and Daewoo International Corporation, each of which were spun-off from Daewoo Corporation, and Daewoo Shipbuilding & Marine Engineering Co., Ltd. and Daewoo Heavy Industries & Machinery, Ltd., each of which were spun-off from Daewoo Heavy Industries, have exited from their respective workout programs. Additionally, Daewoo Corporation and Daewoo Heavy Industries are currently in the process of liquidation. The workout programs for the remaining four Daewoo Group companies are ongoing. Further, Daewoo Motor Co., Ltd., Korea's second-largest automobile manufacturer, went under court receivership in November 2000 after it had failed to obtain additional loans from its main creditor banks and defaulted on its short-term payment of obligations. As the key element of the restructuring of Daewoo Motor, GM-Daewoo Auto and Technology ("GMDAT") was established in August 2002 pursuant to a master agreement between General Motors Corporation ("GM") and certain creditors of Daewoo Motor. In October 2002, GMDAT acquired certain assets of Daewoo Motor, and GMDAT commenced operation as a result of a final agreement reached by GM and the creditors. According to the master agreement, GM and GM's affiliates ultimately will own 67% of GMDAT and the creditors will own the remaining 33%. Pursuant to an agreement between GM and the creditors, the creditors agreed to extend US$2 billion in additional loans to GMDAT, of which certain creditors, including The Korea Development Bank, Woori Bank, Chohung Bank and Korea Exchange Bank, have agreed to provide loans to GMDAT at market interest rates and trade finance facilities in the aggregate amount of US$1.25 billion, including US$750 million in loans from The Korea Development Bank, which is wholly-owned by the Government.

   In addition to the uncertainties concerning the prospects of the restructuring of the Daewoo Group companies discussed above, the possibility of financial difficulties for other conglomerates as well as Korean financial institutions may negatively affect the Korean economy. For example, the Hyundai Group has been reported to be struggling with its indebtedness, reported to amount to approximately US$30 billion, and Hyundai Group's Hyundai Engineering & Construction Co., Ltd. and Hynix Semiconductor Inc. (formerly known as Hyundai Electronics Industries Co., Ltd. and disaffiliated from Hyundai Semiconductor Inc. (formerly known as Hyundai Electronics Industries Co., Ltd. and disaffiliated from Hyundai Group since June 2001) have been reported to be experiencing liquidity problems. In March, May and September 2001, creditor financial institutions of the Hyundai Group agreed to provide financial assistance by way of additional loans, extensions on maturities of various outstanding payment obligations, debt-for-equity swap transactions, guarantees of repayment obligations of overseas borrowings and injections of additional capital into the Hyundai Group companies. In addition, The Korea Development Bank established the "Fast Track Debenture Program" to support the corporate debenture market. Hyundai Engineering & Construction and Hynix Semiconductor were selected as companies to be included in this program, which commenced in January 2001 and ended in January 2002. Under this bond purchase program, selected companies became eligible to refinance through The Korea Development Bank up to 80% of the principal amount of their debentures maturing in 2001 through the issuance of new debentures to The Korea Development Bank at market interest rates. Despite a US$1.25 billion equity offering completed in June 2001, Hynix Semiconductor has been reported to continue to have financial difficulties. In October 2001, creditor financial institutions of Hynix Semiconductor decided to subject it to the Corporate Restructuring Promotion Act, which became effective in September 2001. The Corporate Restructuring Promotion Act allows creditor financial institutions of a troubled company to freeze and reschedule its debts (including provision of new credits) upon a resolution by creditors representing at least 75% of the entire claims amount, as part of efforts to sustain its operations. In June 2002, the creditor financial institutions converted (Won)3.1 trillion in principal amount of Hynix Semiconductor convertible bonds into equity. As a result, the creditor financial institutions now control Hynix Semiconductor. The creditor financial institutions are reportedly considering a wide range of options with respect to Hynix Semiconductor. In November 2002, an agreement was signed among Hynix Semiconductor, Hyundai Display Technology, Inc. (a subsidiary of Hynix Semiconductor) and Beijing Orient Electronics Group with respect to the sale of Hyundai Display Technology's TFT-LCD business for US$380 million. The creditor financial institutions of Hynix Semiconductor agreed to extend US$180 million in loans, including US$380 million. The creditor financial institutions of Hynix Semiconductor agreed to extend US$180 million in loans, including US$100 million from The Korea Development Bank, to Beijing Orient Electronics Group in connection with its acquisition of the TFT-LCD business. The extension of the loans and closing of the sale and purchase of the TFT-LCD business was completed in January 2003. In December 2002, the creditor financial institutions of Hynix Semiconductor approved a plan that includes a 21:1 reverse stock split followed by a (Won)1.9 trillion debt-for-equity swap and a rollover to the end of 2006 of (Won)3.0 trillion of Hynix Semiconductor's debt. The plan subsequently was approved by Hynix Semiconductor's board of directors in January 2003. The reverse stock split was consummated in March 2003 and the debt-for-equity swap was consummated in April 2003.

   In March 2003, SK Global Co., Ltd. admitted that it had falsified its financial statements and the Korean financial markets have been adversely affected as a result. The restructuring of SK Global's debt is reportedly ongoing.

   The Government and the private sector have worked together to implement major reforms in the corporate sector. As part of the corporate sector response to the financial crisis, all forms of mergers and acquisitions, including hostile takeovers, were liberalized in May 1998. The Government also required each of the 64 largest chaebol groups to agree upon capital structure improvement plans with its lead creditor banks in 1998. These plans specified annual debt to equity ratio targets for each chaebol, identified its core business area and established divestiture plans for companies outside its core business areas.

   As a result, the average numbers of affiliates of chaebol groups decreased significantly since 1997 and the debt to equity ratio of listed companies, excluding financial institutions, improved significantly from 271.4% at the end of 1997 to 128.0% at the end of 2001. In addition, laws and regulations progressively limiting, and eventually eliminating, the provision of cross guarantees among chaebol affiliates were implemented.

   Financial Condition of Korean Banks and Other Financial Institutions

   The capital adequacy and liquidity of most Korean banks and other financial institutions have been adversely affected by the financial difficulties of corporate borrowers, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions.

   The Government in late 1997 and 1998 ordered the closing of many of the worst affected financial institutions. In addition, the Government became the controlling shareholder of four large commercial banks, Seoul Bank, Korea First Bank, Woori Bank and Chohung Bank, by recapitalizing them. In December 1999, the Government sold a controlling interest in Korea First Bank to Newbridge Capital, and subsequently, the Government extended an invitation to domestic and foreign financial institutions to bid for and acquire Seoul Bank. The Government selected Hana Bank as the acquirer and the Hana Bank-Seoul Bank merger was consummated in December 2002. The newly merged entity formed the Republic's third largest commercial bank in terms of total assets. In January 2003, Shinhan Financial Group Co., Ltd. was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the Government.

   Further, to enhance the competitiveness of the Republic's financial institutions, the Government passed a law in October 2000 permitting the establishment of financial holding companies. Pursuant to such legislation, the Government formed a financial holding company, of which the Government is currently the controlling shareholder and whose holdings include Woori Bank and several other Korean financial institutions. Korean banks have also pursued mergers and acquisitions. A merger between H&CB and Kookmin Bank was completed in October 2001, and the merged entity became the largest bank in the Republic in terms of total assets.

   The Government estimates that, as of December 31, 2002, banks and non-bank financial institutions held non-performing assets (defined to include loans and other credits on which interest had not been paid for at least three months) totaling approximately (Won)31.8 trillion, compared to (Won)39.1 trillion as of December 31, 2001. By December 31, 2002, the Non-Performing Asset Management Fund managed by KAMCO had purchased approximately (Won)110.1 trillion in principal amount of non-performing assets from financial institutions for

(Won)39.8 trillion. The fund uses cash and three- to five-year
Government-guaranteed notes to pay for its acquisitions.

   In recent years, credit card usage and consumer debt have increased substantially in Korea. These increases have recently been accompanied by a significant increase in the rate of delinquencies. The average delinquency rate among the Republic's nine credit card companies rose to 11.3% as of December 31, 2002 from 5.8% as of December 31, 2001. These events have adversely affected credit card companies' ability to raise funds. To stabilize the over-leveraged credit card industry, the Government has proposed an emergency package which would entail banks and other companies with credit card businesses making significant capital injections into their respective credit card affiliates.

   Foreign Currency Reserves and External Liabilities

   The Republic's foreign currency reserves have fluctuated in recent years. The Republic's foreign currency reserves fell 73.2% to US$8.9 billion as of December 31, 1997 from US$33.2 billion as of December 31, 1996, mostly due to repatriations by foreign investors of their investments in Korea, repayments of external debt, reduced availability of credit from foreign sources and intervention in the foreign currency market to stabilize the Won. The usable portion of the reserves, defined as the total foreign currency reserves less amounts on deposit with overseas branches of Korean financial institutions and swap positions between The Bank of Korea and other central banks, totaled only US$3.9 billion as of December 18, 1997.

   Since the end of 1997, however, the Government's usable foreign currency reserves have continued to increase, reaching US$123.8 billion as of March 31, 2003, primarily due to continued trade surpluses and capital inflows.

   The Republic's total external liabilities, using standards set by the IMF, totaled US$148.7 billion as of December 31, 1998, US$137.1 billion as of December 31, 1999, US$131.7 billion as of December 31, 2000 and US$118.8 billion as of December 31, 2001. The Republic's external liabilities totaled US$131.0 billion as of December 31, 2002.

   Credit Rating Changes

   In October 1997, the Republic's long-term foreign currency rating ceiling on bond obligations, as announced by Moody's Investors Service, Inc., was A1 and its long-term foreign currency rating as announced by each of Standard & Poor's Ratings Services and Fitch International Banking Credit Agency was AA-. Since that time, the rating agencies have changed the country's ratings significantly. In 2002, Moody's upgraded the Republic's long-term foreign currency rating to A3, Fitch IBCA to A and Standard & Poor's to A-. In February 2003, Moody's Investor Services changed its outlook on the long-term foreign currency rating of Korea to negative from positive, citing heightened security concerns stemming from North Korea's nuclear weapons program and increased uncertainty regarding North Korea's actions and possible responses from the international community.

   The table below shows the credit ratings downgrades for the Republic from December 1997 to January 1998.

                                                                                     Rating
                                                                                    ---------
Date          Rating Agency     Instrument                                          From  To
----          -------------     ----------                                          ---- ----
December 1997 Moody's           Foreign currency rating on bond obligations         Baa2 Ba1
                                Foreign currency rating for long-term bank deposits Ba2  B1

              Standard & Poor's Long-term foreign currency rating                   BBB- B+
                                Long-term local currency rating                     A-   BBB-
                                Short-term foreign currency rating                  A-3  C
                                Short-term local currency rating                    A-2  A-3

              Fitch IBCA        Long-term foreign currency rating                   BBB- B-

January 1998  Moody's           Foreign currency rating for bank deposits           B1   Caa1

   The table below shows the credit ratings upgrades for the Republic from February 1998 to July 2002.

                                                                                     Rating
                                                                                    ---------
Date          Rating Agency     Instrument                                          From  To
----          -------------     ----------                                          ---- ----
February 1998 Standard & Poor's Long-term foreign currency rating                   B+   BB+
                                Long-term local currency rating                     BBB- BBB+
                                Short-term foreign currency rating                  C    B
                                Short-term local currency rating                    A-3  A-2

              Fitch IBCA        Long-term foreign currency rating                   B-   BB+

January 1999  Standard & Poor's Long-term foreign currency rating                   BB+  BBB-
                                Long-term local currency rating                     BBB+ A-
                                Short-term foreign currency rating                  B    A-3

              Fitch IBCA        Long-term foreign currency rating                   BB+  BBB-

February 1999 Moody's           Foreign currency rating on bond obligations         Ba1  Baa3
                                Foreign currency rating for long-term bank deposits Caa1 Ba2

June 1999     Fitch IBCA        Long-term foreign currency rating                   BBB- BBB

November 1999 Standard & Poor's Long-term foreign currency rating                   BBB- BBB
                                Short-term local currency rating                    A-2  A-1

December 1999 Moody's           Foreign currency rating on bond obligations         Baa3 Baa2

March 2000    Fitch IBCA        Long-term foreign currency rating                   BBB  BBB+

November 2001 Standard & Poor's Long-term foreign currency rating                   BBB  BBB+

March 2002    Moody's           Foreign currency rating on bond obligations         Baa2 A3

June 2002     Fitch IBCA        Long-term foreign currency rating                   BBB+ A

July 2002     Standard & Poor's Long-term foreign currency rating                   BBB+ A-

--------

   Interest Rate Fluctuations

   Due to adverse economic conditions, the depreciation of the Won and the Government's reform policy, interest rates payable by Korean borrowers increased substantially, both domestically and internationally, in late 1997 and 1998. The average annual interest rate on three-year Won-denominated, non-guaranteed corporate bonds rose from 12.6% as of September 30, 1997 to 29.0% as of December 31, 1997. Since the fourth quarter of 1998, interest rates have fallen significantly, primarily driven by improved economic conditions and The Bank of Korea interest rate policy. The average interest rate on three-year Won-denominated, non-guaranteed corporate bonds fell to 5.3% as of May 9, 2003. Internationally, the spreads over United States treasury bonds on benchmark dollar-denominated bonds issued by the Republic and Korean financial institutions and companies have improved since the second half of 1998. If interest rates were to rise significantly in the future, the debt service costs of Korean borrowers and the possibility of defaults on debt repayments may increase.

   Exchange Rate Fluctuations

   Due to adverse economic conditions and reduced liquidity, the value of the Won relative to the U.S. dollar and other major foreign currencies declined substantially in 1997 but generally rose in 1998. Because of market pressure, in December 1997, the Government allowed the Won to float freely. The market average exchange rate as announced by the Seoul Money Brokerage Services Ltd. (formerly the Korea Financial Telecommunications and Clearings Institute) was
(Won)1,415.2 to US$1.00 on December 31, 1997, compared to (Won)914.8 to US$1.00 on

September 30, 1997. The Won's sharp depreciation resulted from, among other things, significant demand for U.S. dollars and other major foreign currencies by Korean financial institutions and companies to repay their foreign currency debts, deteriorating foreign currency holdings of the Republic's financial institutions, credit rating downgrades experienced by the Republic and Korean financial institutions and corporations, as well as other external factors, including currency turmoil in Southeast Asian countries.

   Due to improved economic conditions and continued trade surpluses, the Won has generally appreciated against the U.S. dollar since the end of 1997, and as of May 9, 2003, the market average exchange rate was (Won)1,196.9 to US$1.00.

   Won depreciation increases substantially the amount of Won revenue needed by Korean companies to repay foreign currency-denominated debt, increases the possibility of defaults and results in higher prices for imports, including key raw materials such as oil, sugar and flour. On the other hand, Won appreciation generally has an adverse effect on exports by Korean companies.

   Stock Market Volatility

   The Korea Composite Stock Price Index declined by over 56% from 647.1 on September 30, 1997 to 280.0 on June 16, 1998. The index recovered to 937.6 on April 18, 2002, but fell to 619.1 on May 9, 2003, which still represented an increase of 121.1% since June 16, 1998.

   Significant sales of Korean securities by foreign investors and the repatriation of the sales proceeds could drive down the value of the Won, reduce the foreign currency reserves held by financial institutions in the Republic and hinder the ability of Korean companies to raise capital.

  Initial Reform Efforts in 1997

   In response to the economic difficulties experienced in 1997, the Government implemented a range of measures to restore the confidence of financial market participants in Korea by strengthening the country's economic fundamentals.
   The Government focused its reform measures on restructuring the country's financial sector. In April 1997, a presidential committee introduced short-term reform measures, including:

  . allowing commercial banks, securities firms and insurance companies to compete;

  . permitting the issuance of financial debentures by commercial banks and securities firms;

  .   increasing the size of deposit insurance funds;

  .   improving public disclosure systems and accounting standards; and

  .   eliminating interest rate controls.

   In June 1997, the Government announced medium- and long-term measures relating to the restructuring of The Bank of Korea and financial institution supervisory systems. The Government accelerated implementation of these measures in connection with the IMF financial aid package and related reforms. For a more extensive discussion of these measures, see "The Republic of Korea--The Economy--Post-IMF Reforms--Financial Sector Restructuring".

   To support troubled financial institutions and to stabilize the Republic's financial markets, in August 1997, the Government announced a financial aid package, including special loans and other measures, for certain commercial and merchant banks with large amounts of bad loans. The Government also announced measures to increase the Republic's foreign currency reserves, including guaranteeing the overseas foreign currency borrowings of Korean commercial banks.

   In October 1997, the Ministry of Finance and Economy established the Non-Performing Asset Management Fund to assist certain commercial banks and other financial institutions. The ministry restructured and expanded KAMCO in November 1997 and mandated it to manage the Non-Performing Asset Management Fund and purchase and dispose of non-performing assets of financial institutions. In December 1998, the Government increased the size of the Non-Performing Asset Management Fund to approximately (Won)33.6 trillion, funded by (Won)32.5 trillion in proceeds from the issuance of Government guaranteed bonds, a (Won)0.5 trillion loan from The Korea Development Bank and a (Won)0.6 trillion contribution from other financial institutions. In August 1999, (Won)12.0 trillion of the Non-Performing Asset Management Fund was transferred to the Deposit Insurance Fund. The size of the Non-Performing Asset Management Fund was approximately (Won)22.0 trillion as of December 31, 2002.

   The Non-Performing Asset Management Fund has purchased non-performing assets from commercial banks and other financial institutions since 1997 as follows:

                                                1997 1998 1999 2000 2001 2002
                                                ---- ---- ---- ---- ---- ----
                                                     (trillions of won)
  Face value of non-performing assets purchased  11   33   18   33   6    4
  Amount paid for these non-performing assets..   7   12    4   13   2    1

   The fund uses cash and three- to five-year Government guaranteed notes to pay for its acquisitions.

   As uncertainty about the stability of the Republic's financial markets persisted, in November 1997, the Government announced additional comprehensive measures to aid the financial sector, including:

  . providing faster settlement of bad loans purchased by KAMCO from financial institutions;

  .   offering incentives for financial institutions to merge;

  . requiring the merger of certain troubled financial institutions with other financial institutions;

  .   monitoring the condition of individual financial institutions;

  . insuring all amounts deposited with banks, non-bank financial institutions, and securities investment companies, and all amounts due from life insurance companies, until the end of 2000;

  . increasing the daily exchange rate band within which the Won may float from 2.25% to 10% (the band was subsequently removed); and

  . exploring the expansion of the Republic's foreign currency borrowings from international capital markets.

  IMF Financial Aid Package

   To help address the country's liquidity crisis and its generally difficult economic situation, the Government sought assistance from the IMF in November 1997 and reached agreement with the IMF on an aid package in December 1997. The aid package called for the Republic to receive loans totaling US$58 billion from the IMF, the World Bank, the ADB and the governments of certain countries, subject to compliance with several conditions. The loans helped to increase the Republic's foreign currency reserves and support the Republic's banking sector.

   The aid package consisted of US$21.0 billion over three years from the IMF in standby credits (approximately US$19.5 billion of which was disbursed), US$10.0 billion from the World Bank to support specific structural reform programs (US$7.0 billion of which was disbursed) and US$4.0 billion from the ADB to support policy and institutional reforms (US$3.7 billion of which was disbursed). In addition, Japan, the United States, France, Germany, the United Kingdom, Italy, Australia, Canada, Belgium, the Netherlands, Sweden, Switzerland and New Zealand pledged supplemental financing totaling approximately US$23 billion; Korea did not utilize any of the supplemental financing.

   Korea had repaid all of the amounts borrowed from the IMF by August 2001, approximately three years ahead of schedule. As to the amounts borrowed from the World Bank and the ADB, US$5.2 billion and US$3.7 billion, respectively, were still outstanding as of April 30, 2003.

  Post-IMF Reforms

   Since 1998, the Government has implemented comprehensive programs for economic reform and recovery aimed at rectifying the causes of the economic and financial difficulties experienced in 1997 and 1998. The key measures implemented and the results that have been achieved are discussed below.

   Financial Sector Restructuring

   General Goals. Beginning in late 1997, the Government undertook a comprehensive restructuring of its financial sector with the following goals:

  . improving supervision of the financial sector and strengthening the legal and regulatory framework for such supervision;

  . conforming accounting standards and disclosure rules to international "best practices";

  . requiring the audit of large financial institutions by internationally recognized accounting firms following auditing standards reflecting international "best practices";

  . upgrading the standards of prudential supervision applicable to financial institutions;

  .   strengthening risk management; and

  . introducing a stronger market orientation in the activities of financial institutions.

   Financial Support for Financial Institutions. To support troubled financial institutions, the National Assembly in December 1997 authorized guarantees of up to US$20 billion of external debt of Korean banks, and in January 1998, additional guarantees of up to US$7 billion of external debt of Korean commercial and merchant banks and up to US$8 billion of external debt of The Bank of Korea. The Government used the guarantees to help Korean financial institutions with their short-term foreign currency debt. In January 1998, the Government reached agreement with 13 international creditor banks to extend the maturity of short-term foreign currency obligations incurred by certain Korean financial institutions by replacing them with one-, two- and three-year loans guaranteed by the Government. In March 1998, 134 creditor banks tendered US$21.8 billion of eligible short-term debt in exchange for the guaranteed loans. The banks received the following guaranteed loans:

             Principal
Term of Loan Amount         Interest Rate
------------ ---------      -------------
One year.... US$3.8 billion 225 basis points above the six-month London Interbank Offered Rate
                            ("LIBOR")
Two years... US$9.8 billion 250 basis points above six-month LIBOR
Three years. US$8.3 billion 275 basis points above six-month LIBOR

   The two- and three-year loans were permitted to be prepaid at the option of the obligors prior to maturity in whole or in part without premium or penalty. The Korean financial institution obligors of the new loans paid fees to the Government in return for the guarantees. All of the loans have since been repaid.

   In December 1997, the Public Money Management Fund, which manages public funds, including pension funds of civil servants, acquired approximately
(Won)4.4 trillion of subordinated bonds from 27 Korean financial institutions to supplement their capital base. In addition, The Bank of Korea in December 1997 placed a substantial portion of its official reserves on deposit with overseas branches of Korean banks.

   Legislation. In connection with restructuring the financial sector of the Republic, the following measures have been adopted through legislation by the National Assembly:

  . amending The Bank of Korea Act to provide for the central bank's independence, with price stability as its main mandate;

  . establishing the Financial Supervisory Commission in April 1998 to supervise and regulate all financial institutions in Korea and establishing in January 1999 the Financial Supervisory Service as the Financial Supervisory Commission's executive arm, thereby consolidating the functions of a number of previous regulatory bodies;

  . introducing measures to deal effectively with unsound financial institutions, including reducing the capital of financially troubled institutions and allowing for capital injections by the Government on a case-by-case basis;

  . consolidating various deposit insurance institutions into the Korea Deposit Insurance Corporation ("KDIC") and expanding the sources of funding for deposit insurance;

  . repealing the Republic's usury law that had previously established a legal maximum interest rate at a ceiling of 40% per annum;

  . allowing foreign financial institutions to merge with and acquire domestic financial institutions;

  . strengthening confidentiality protections for private financial transactions;

  . requiring specialized banks and development institutions to comply with the same prudential standards as commercial banks and the same external audit requirements as other financial institutions;

  . amending the Republic's deposit insurance system, so that all amounts deposited with Korean banks, financial institutions, securities companies and insurance companies by July 31, 1998, plus interest, would be insured until the end of the year 2000. After December 31, 2000, all deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited; and

  . introducing audit committees, compliance officers and internal compliance rule systems to various financial institutions.

   Restructuring and Recapitalizing the Financial Institutions Sector. Since December 1997, the Government has been restructuring and recapitalizing troubled financial institutions, including closing insolvent financial institutions and those failing to carry out rehabilitation plans within specified periods.

In particular:

  . The Government became the controlling shareholder of Korea First Bank, Seoul Bank, Woori Bank and Chohung Bank by recapitalizing them. In December 1999, the Government sold a controlling interest in Korea First Bank to Newbridge Capital and, in September 2002, the Government selected Hana Bank as the acquirer of Seoul Bank. Hana Bank and Seoul Bank merged in December 2002. In January 2003, Shinhan Financial Group was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the Government;

  . In June 1998, the Financial Supervisory Commission, after reviewing the restructuring plans submitted by 12 commercial banks (not including Seoul Bank and Korea First Bank) that had failed to meet Bank of International Settlement capital adequacy standards as of December 31, 1997, ordered the suspension of operations of five commercial banks and the assignment of their assets and liabilities to five other commercial banks and KAMCO. KAMCO granted the five purchasing banks "putback" options if the assets deteriorated within six months from the purchase. The five banks also received compensation from KDIC for certain losses arising from the purchase and assumption of the assets and liabilities. In addition, KDIC injected capital into the purchasing banks by buying subordinated bonds or stocks. The

      Government allowed the seven other commercial banks to continue operations after they submitted revised restructuring or rehabilitation plans. The Government has continued to monitor the implementation of the restructuring plans and rehabilitation measures;

  . Through August 2001, 15 insurance companies have gone through restructuring. Two surety companies merged to form Seoul Guaranty Insurance Corporation;

  . Through December 2001, seven securities companies, a securities investment trust company, 122 mutual savings and finance companies, seven securities investment trust management companies and 407 credit unions have been closed. One securities company dissolved voluntarily. Additionally, the Government has overseen the demerger of three securities investment trust companies pursuant to which each such securities investment trust company was divided into two companies, i.e., a securities company and a securities investment management company; and

  . The Government required the Republic's merchant banks to achieve a capital adequacy ratio of 8% and through December 2001 closed 28 merchant banks which failed to meet such ratio. Six unsound merchant banks were merged into other financial institutions in line with the Government's restructuring policy. As of December 31, 2002, the number of the Republic's merchant banks decreased to three compared with 30 as of December 31, 1997.

   In 1999, (1) Boram Bank merged into Hana Bank, (2) Kangwon Bank, Hyundai International Merchant Bank and Chungbuk Bank merged into Chohung Bank, (3) Hanil Bank and the Commercial Bank of Korea merged to form Hanvit Bank and (4) Korea Long Term Credit Bank merged into Kookmin Bank.

   In 1999, 2000 and 2001, the Government injected public funds through KDIC in the aggregate amount of (Won)3.55 trillion into Korea Life Insurance Co., Ltd. and in the aggregate amount of (Won)10.25 trillion into Seoul Guaranty Insurance Corporation for recapitalization. In April 2000, the Government entered into agreements with each of Korea Life Insurance Co., Ltd. and Seoul Guaranty Insurance Corporation for the implementation of its management normalization plan. In December 2002, 51% of Korea Life Insurance Co., Ltd. held by KDIC was sold to a consortium of buyers led by the Hanwha Group for approximately US$686 million.

   The Financial Supervisory Commission generally has expected banks to adhere to a specific timetable to achieve specified performance objectives, including:

  .   improving their capital ratios to 6% by March 1999 and to 8% by March
      2000;

  . improving operating performance to enhance risk management and profitability; and

  .   continuing to identify and resolve non-performing loans.

   The Financial Supervisory Commission also encouraged banks to increase their capital ratios to 10% by December 2000.

   Regional banks that do not engage in international lending and national banks that do not lend in excess of (Won)5 billion to individual corporate borrowers and do not engage in international lending were required to improve their capital ratios to 4% by March 1999, 6% by March 2000 and 8% by December 2000.

   In June 2000, in an effort to enhance the international competitiveness of the Republic's banks, the Government announced a plan to implement the second-phase restructuring of the Republic's banks under the following principles:

  . The Government would create various systematic frameworks, including one for financial holding companies;

  . Banks which are not the recipients of the public funds may implement their own restructuring; and

  . The Government would take initiatives in the restructuring of the banks that have received public funds or in which the Government has controlling stakes.

   During 2000, the Government announced further details of the second-phase restructuring plan for the banks and required seven commercial banks, including Chohung Bank, Woori Bank, Korea Exchange Bank, Peace Bank of Korea, Kwangju Bank, Cheju Bank and Kyungnam Bank, into which the Government had injected public funds or which did not satisfy the minimum 8% BIS capital adequacy ratio, to submit their respective management improvement plans. The Government thereafter approved the management improvement plans submitted by Chohung Bank and Korea Exchange Bank. With respect to the management improvement plans submitted by the remaining five commercial banks, the Government approved them on the condition that they become a subsidiary of a financial holding company, of which the Government is the controlling shareholder. Four of these five commercial banks became subsidiaries of such financial holding company, which was established in March 2001. In May 2002, the remaining commercial bank, Cheju Bank, became a subsidiary of Shinhan Financial Group, a financial holding company formed by Shinhan Bank, in September 2001. Korean banks have also pursued mergers and acquisitions. A merger between H&CB and Kookmin Bank was completed in October 2001 and the merged entity became the largest commercial bank in the Republic in terms of total assets. Hana Bank and Seoul Bank merged in December 2002 to create the third largest commercial bank in the Republic in terms of total assets. In January 2003, Shinhan Financial Group was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the Government.

   The Government released a white paper on the creation, operation and recovery of public funds. According to the white paper and subsequent release, as of December 31, 2002, the Government had injected public funds in the aggregate of (Won)104.0 trillion in the form of bonds issued by KAMCO and KDIC and guaranteed by the Government, and had spent an additional (Won)55.0 trillion for the restructuring of the Republic's financial sector. KAMCO had spent approximately (Won)39.1 trillion ((Won)20.5 trillion by issuance of bonds with the Government's guarantee), as of December 31, 2002 to purchase non-performing assets from financial institutions, and KDIC had spent approximately (Won)100.9 trillion ((Won)83.5 trillion by issuance of bonds with government guarantees), as of December 31, 2002 to recapitalize banks and life insurance companies, compensate certain banks and life insurance companies for their losses incurred in acquiring assets and liabilities of other banks and life insurance companies and to pay deposits amounts to depositors of certain failed financial institutions. Through December 31, 2002, KAMCO had recovered
(Won)30.1 trillion from the disposition of assets purchased with public funds, and KDIC had recovered (Won)17.1 trillion from the disposition of assets purchased with public funds.

   In January 2000, the Government announced its intention to restructure securities investment trust companies, including the recapitalization of Korea Investment Trust Co., Ltd. and Daehan Investment Trust Co., Ltd., the two largest securities investment trust companies in Korea. The Government injected public funds in the amount of (Won)7.9 trillion into Korea Investment Trust and Daehan Investment Trust from late 1999 to June 2000. These companies had large exposures to corporate bonds and commercial paper issued by the companies of the Daewoo Group, and the Government also provided liquidity support in February 2000 to these companies in connection with the redemption required by the account holders of certain investment trust products sold by them. Each of Korea Investment Trust and Daehan Investment Trust was divided into a securities company and an investment trust management company.

   Hyundai Investment Trust Securities Co., Ltd., an affiliate of the Hyundai Group, also experienced financial difficulties as a result of having a large exposure to debentures issued by the companies of the Daewoo Group. The Hyundai Group entered into an agreement with the Financial Supervisory Service for the normalization of Hyundai Investment Trust Securities in May 2000 and announced a plan to recapitalize Hyundai Investment Trust Securities in June 2000. The Government is currently seeking other foreign financial organizations that are interested in acquiring interests in Hyundai Investment Trust Securities and its subsidiary investment trust management company.

   In September 2001, the Corporate Restructuring Promotion Act became effective. The Corporate Restructuring Promotion Act allows creditor financial institutions to freeze and restructure the debt of a financially troubled company that is unable to repay the borrowings from the financial institutions without additional credit support, upon a resolution by the financial institutions representing at least 75% of the entire claims amount. A creditor financial institution which has not participated in the relevant creditor committee or is opposed to the resolutions of the creditor committee (in respect of the commencement of the management of a failing company, the restructuring of the failing company's debt or the provision of new credits) may request the creditor committee to purchase its claims against the failing company, and the creditor financial institutions that have approved the relevant resolution are required to purchase such claims, or the relevant creditor committee may request KAMCO, KDIC or other resolution financial institutions under the Depositor Protection Act or any other institution designated by the creditor committee to purchase such claims, at a price to be negotiated with the financial institution making the purchase request. The Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2005.

   Trade Liberalization

   The Republic agreed with the WTO to eliminate trade-related subsidies by the end of 1998 and phase out the import diversification program, which limits certain imports mainly from Japan, by the end of 1999. The Government abolished one type of trade-related subsidy in January 1998, and in March 1998 the National Assembly passed a bill abolishing two additional subsidies and revising the terms of another subsidy. The Government phased out the import diversification program in June 1999.

   In January 1998, the Government reduced the number of items subject to adjustment tariffs, and in August 1998, it submitted to the IMF a plan to streamline and improve the transparency of import certification procedures.

   Foreign Investment Liberalization

   The Government gradually has removed restrictions on foreign investment and capital market activities. In December 1997, the Government allowed foreigners, whether individually or in the aggregate, to acquire beneficial ownership of up to 50% of any class of shares listed on the Korea Stock Exchange. The Government eliminated, with certain limited exceptions, the aggregate and individual foreign ownership limits in May 1998. In addition, in July 1998, the Government eliminated all investment ceilings on the purchase by foreigners of all types of listed or unlisted bonds and later allowed foreign investment in the Government and corporate bonds, in money market instruments issued by corporations, including commercial paper, in certificates of deposit and in repurchase agreements.

   The Government also issued clear guidelines on the investment by foreign financial institutions in the equity securities of Korean financial institutions and, in March 1998, allowed foreign banks and brokerage houses to establish subsidiaries in Korea, subject to guidelines established by the Ministry of Finance and Economy.

   In July 1998, the Government permitted domestic corporations to directly incur long-term external debt through commercial loans or foreign-currency denominated bond offerings. This approach deviated from the traditional Korean policy of channeling international borrowings through domestic financial institutions for on-lending to the corporate sector.

   Corporate Governance and Corporate Structure

   In line with the agreement with the IMF, the Government has been stressing increased transparency in corporate governance, in particular through improved accounting, disclosure and auditing standards.

   In line with the Government's reform policy, in late 1997 and 1998, the National Assembly passed a broad range of measures restructuring the corporate and financial sectors, including:

  . providing tax benefits, such as tax deferrals or exemptions, for mergers and acquisitions occurring as part of a corporate restructuring;

  . rendering interest expenses on excessive corporate borrowing not deductible for tax purposes beginning in the year 2000 to discourage excessive borrowing;

  . raising the foreign investor shareholding threshold which requires board approval from the target company from 10% to one-third of the company's outstanding shares to facilitate the acquisition of Korean companies by foreign investors (the board approval requirement was subsequently abolished, thus opening the possibility of hostile takeovers of local companies by foreigners);

  . repealing the mandatory tender offer rule, which previously had required any acquirer of 25% or more of shares of a corporation listed on the Korea Stock Exchange or registered in the KOSDAQ Stock Market, Inc. to make a tender offer bid for more than 50% of the target company's shares;

  . repealing the ceiling on the amount of its own shares that a listed company may hold;

  .   strengthening legal protection for minority shareholder interests;

  . requiring the preparation of combined financial statements for chaebols, commencing from fiscal year 1999;

  . amending the Republic's insolvency laws, including creating a "management committee" composed of qualified professionals to assist the district courts' handling of the management of insolvent companies, limiting the availability of composition proceedings to large-sized companies by reinforcing eligibility requirements and expediting the time frames applicable to corporate reorganization and composition proceedings;

  . phasing out by March 2000 outstanding cross-guarantees by one chaebol member of its affiliates' indebtedness and prohibiting the issuance of new cross-guarantees;

  . requiring filing of quarterly reports by listed companies commencing year 2000;

  .   requiring audit committees at Korean companies;

  . adopting a new foreign investment law to facilitate foreign investment by streamlining the investment procedure;

  . adopting a law to facilitate the securitization of assets held by the Republic's corporations and financial institutions; and

  . providing the Financial Supervisory Commission with greater authority to require the restructuring of the Republic's financial institutions.

   Furthermore, in 2000 and 2001, the Korean Securities and Exchange Act were amended several times in order to enhance transparency in corporate governance. Under such amendments, companies listed on the Korea Stock Exchange or registered on the KOSDAQ are required to establish audit committees and appoint a specified number of independent outside directors. Such amendments also elaborate the criteria for eligibility for appointment as independent outside director and the procedures by which such outside directors must be nominated and elected.

   In 1998, the Government arranged for US$3.3 billion of trade financing, with maturities of up to one year, for small- and medium-sized companies and larger companies not affiliated with the top five chaebols. In addition, in 1999, the Government increased the amount of credit guarantees available for small- and medium-sized companies by (Won)24.0 trillion.

   Labor Market Reform

   Since January 1998, the Government has revised the unemployment insurance system by, among other things:

  . expanding coverage to workers in all companies (with a few statutory exceptions) starting October 1998;

  . increasing minimum benefits to 50% of average monthly wage (based on the most recent 12-month period), starting March 1998 and 90% of minimum hourly wage, starting January 2000;

  . extending eligibility from March 1998 for unemployment compensation to those workers who paid unemployment insurance premiums for only six months as opposed to 12 months; and

  . increasing the minimum benefit period from 60 to 90 days, beginning in January 2000.

   In April 1999, unemployment insurance benefits became available to workers in companies with fewer than five employees and to part-time and temporary workers. The Government estimates that approximately 360,000 individuals received (Won)839.3 billion of unemployment benefits in 2002.

   In January 1998, a tripartite committee of representatives of labor unions, corporations and the Government was established to implement key labor reforms. In February 1998, the committee reached agreement on over 100 labor issues and agreed to implement labor reform measures, including:

  . amending the labor laws to enable corporations to lay off workers for business reasons;

  .   permitting, starting July 1999, the formation of teachers' unions; and

  .   allocating up to (Won)5 trillion to stabilize the labor market.

The agreement calls for companies to make all reasonable efforts to avoid layoffs, consult with a representative of the employees 60 days before the planned layoffs, notify the Ministry of Labor about the planned layoffs, select workers to be laid off based on a fair and rational standard and make an effort to rehire the laid-off workers when business conditions improve. The Government endorsed the agreement, and the National Assembly passed legislation regarding the labor reform measures in February 1998.

   Since the agreement was announced, one of the labor unions whose representative participated in the committee rejected certain terms of the agreement and called for a nationwide strike. Although the strike was subsequently canceled, members of the union vowed to resist the labor reform measures, including the layoff of workers for business reasons. In August 1998, Hyundai Motor Company, which had announced plans for substantial layoffs of workers due to deteriorating business conditions, agreed to significantly reduce the number of workers laid off after its labor union staged a prolonged strike to protest the plans. In September 1998, the representatives of the labor unions of nine commercial banks of the Republic agreed on a collective bargaining agreement which enabled the Korean banks to lay off a maximum of 32% of the workers in connection with the first-phase restructuring of the banks in 1998. In May 1999, two labor unions and representatives from corporations announced their intention to withdraw from the committee of labor unions, corporations and the Government.

   In July 2000, the Korean Financial Industry Union, which represents the employees of 30 financial institutions, urged its members to participate in a strike to express their opposition to mergers of the banks and the possibility of further layoffs, when the Government announced its plan to implement the second-phase restructuring of the Republic's banks, including the promulgation of a law which allows the formation of financial holding companies. The strike subsequently was cancelled after the Government and the union leaders reached an agreement whereby the Government would not require mandatory bank mergers. In December 2000, members of the Kookmin Bank and H&CB labor union participated in a strike that lasted seven days, opposing the contemplated merger between the two banks. Actions such as these by labor unions may hinder the implementation of the labor reform measures and disrupt the Government's plans to create a more flexible labor market. Much effort is being expended to resolve labor disputes in a peaceful manner. However, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

   The functions and prestige of the current tripartite committee may be strengthened and transformed into an organization that is able to achieve public consensus more effectively.

   Information Provision and Reform Policy Monitoring

   To improve transparency and allow market participants to make a more informed assessment of economic developments in the Republic, Korea agreed to improve publication and dissemination of its key economic data. The Government has published the following data since early 1998:

             Data                       Frequency
             ----                       ---------
             Foreign Exchange Reserves
               (including composition
               and net forward          Twice monthly (with a
               positions).............. five business day delay)
             Financial Institution
               Data (including
               non-performing loans,
               capital adequacy and
               ownership and
               affiliations)........... Quarterly
             Short-term External Debt.. Monthly

   The Government plans to improve the timeliness of data on local government finances.

Gross Domestic Product and Major Financial Indicators

  Gross Domestic Product

   Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country for a given period and reveals whether a country's productive output rises or falls over time. Economists present GDP in both current and constant market prices. GDP at current market prices values a country's output using the actual prices of each year; GDP at constant market prices values output using the prices from a base year, thereby eliminating the distorting effects of inflation or deflation.

   The following table sets out the composition of the Republic's GDP at current and constant 1995 market prices and the annual average increase in the Republic's GDP.

                           Gross Domestic Product(1)

                                                                                                   As % of
                                                                                                     GDP
                                          1998        1999        2000        2001       2002(2)   2002(2)
                                       ----------  ----------  ----------  ----------  ----------  -------
                                                                (billions of won)
Gross Domestic Product at Current
  Market Prices:
Private Consumption...................  242,834.1   271,136.5   299,121.8   326,209.9   358,834.5    60.2
General Government Consumption........   48,782.1    50,089.4    52,479.7    57,179.7    62,968.0    10.6
Gross Domestic Fixed Capital
  Formation...........................  132,307.5   134,151.8   148,202.8   148,717.0   159,482.4    26.7
Change in Inventories.................  (38,252.7)   (5,380.6)   (1,033.7)     (505.8)   (4,158.5)   (0.7)
Exports of Goods and Services.........  220,960.8   204,377.6   233,791.7   233,007.3   238,633.7    40.0
Less Imports of Goods and Services.... (161,143.5) (171,277.7) (217,844.7) (220,441.7) (230,056.3)  (38.6)
Statistical Discrepancy...............   (1,121.7)     (352.8)    7,241.5     7,391.1    10,677.3     1.8
                                       ----------  ----------  ----------  ----------  ----------   -----
Expenditures on Gross Domestic
  Product.............................  444,366.5   482,744.2   521,959.2   551,557.5   596,381.2   100.0
Net Factor Income from the Rest of the
  World...............................   (7,724.7)   (6,146.6)   (2,731.8)   (1.543.1)      500.0     0.1
                                       ----------  ----------  ----------  ----------  ----------   -----
Gross National Product(1).............  436,641.8   476,597.6   519,227.4   550,014.4   596,881.2   100.1
                                       ==========  ==========  ==========  ==========  ==========   =====
Gross Domestic Product at Constant
  1995 Market Prices:
Private Consumption...................  201,869.3   224,151.8   241,930.5   253,370.7   270,561.2    51.6
General Government Consumption........   39,818.7    40,328.5    40,382.7    40,890.0    42,083.2     8.0
Gross Domestic Fixed Capital
  Formation...........................  114,563.5   118,772.9   132,337.3   129,926.6   136,219.6    26.0
Change in Inventories.................  (27,626.2)   (6,167.7)   (7,118.5)   (7,727.4)   (8,711.5)   (1.7)
Exports of Goods and Services.........  175,640.5   203,443.5   245,132.6   246,733.3   283,418.0    54.0
Less Imports of Goods and Services.... (109,798.1) (141,443.0) (169,715.7) (164,594.4) (191,512.9)  (36.5)
Statistical Discrepancy...............      242.7    (1,376.7)   (4,416.0)   (5,218.4)   (7,368.0)   (1.4)
                                       ----------  ----------  ----------  ----------  ----------   -----
Expenditures on Gross Domestic
  Product.............................  394,710.4   437,709.4   478,532.9   493,380.3   524,689.4   100.0
Net Factor Income from the Rest of the
  World...............................   (6,589.7)   (5,161.9)   (2,248.8)   (1,206.4)      363.5     0.1
Trading Gains and Losses from Changes
  in the Terms of Trade...............  (22,094.7)  (32,026.3)  (61,185.3)  (71,399.6)  (83,589.8)  (16.0)
                                       ----------  ----------  ----------  ----------  ----------   -----
Gross National Income(3)..............  366,026.0   400,521.2   415,098.8   420,774.3   441,463.1    84.1
                                       ==========  ==========  ==========  ==========  ==========   =====
Percentage Increase (Decrease) of GDP
  over Previous Year At Current
  Prices..............................       (2.0)        8.6         8.1         5.7         8.1
At Constant 1995 Market Prices........       (6.7)       10.9         9.3         3.1         6.3

--------
(1) GDP plus net factor income from the rest of the world is equal to the Republic's gross national product.
(2) Preliminary.
(3) GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic's gross national income.
Source: Monthly Bulletin, March 2003; The Bank of Korea. Monthly Statistics of
                Korea, March 2002; Korea National Statistical Office.

   The following tables set out the Republic's GDP by economic sector at current and constant 1995 market prices.

                   Gross Domestic Product by Economic Sector
                          (at current market prices)

                                                                                                   As % of
                                                                                                     GDP
                                               1998       1999       2000       2001     2002(1)   2002(1)
                                            ---------  ---------  ---------  ---------  ---------  -------
                                                                  (billions of won)
Industrial Sectors:
 Agriculture, Forestry and Fisheries.......  21,977.8   24,481.5   24,517.6   23,935.2   23,593.5     4.0
 Mining and Manufacturing
   Mining and Quarrying....................   1,675.1    1,670.0    1,802.2    1,893.5    2,069.7     0.3
   Manufacturing........................... 137,152.7  148,402.9  163,283.2  168,160.4  174,247.1    29.2
 Construction, Electricity, Gas and Water
   Electricity, Gas and Water..............  10,867.6   13,014.0   14,374.4   15,591.2   17,401.5     2.9
   Construction............................  44,992.6   42,149.3   41,788.0   45,918.4   50,463.0     8.5
Services:
 Wholesale and Retail Trade, Restaurants
   and Hotels..............................  45,661.3   54,451.0   63,201.6   67,577.9   71,454.7    12.0
 Transportation, Storage and
   Communication...........................  31,330.4   32,976.3   34,901.1   36,745.7   39,280.4     6.6
 Financing, Insurance, Real Estate and
   Business Services.......................  86,466.3   95,276.5   98,977.1  105,546.3  127,538.5    21.4
 Community, Social and Personal
   Services................................  22,141.3   24,806.0   27,484.8   32,375.0   36,820.8     6.2
Producers of Government Services...........  35,827.1   36,961.5   39,018.5   43,476.7   47,765.8     8.0
Producers of Private Non-Profit Services to
  Households...............................  10,895.9   11,470.6   12,320.7   13,410.5   14,659.7     2.5
Import Duties..............................  12,966.5   15,606.0   19,446.6   21,028.0   22,391.7     3.8
(Imputed Bank Service Charge).............. (17,588.1) (18,521.4) (19,156.5) (24,101.4) (31,305.2)   (5.2)
                                            ---------  ---------  ---------  ---------  ---------   -----
Gross Domestic Product at Current Prices... 444,366.5  482,744.2  521,959.2  551,557.5  596,381.2   100.0
Net Factor Income from the Rest of the
  World....................................  (7,724.7)  (6,146.6)  (2,731.8)  (1,543.1)     500.0    (0.1)
                                            ---------  ---------  ---------  ---------  ---------   -----
Gross National Income at Current Prices.... 436,641.8  476,597.6  519,227.4  550,014.4  596,881.2    99.9
                                            =========  =========  =========  =========  =========   =====

--------
(1) Preliminary.
Source: Monthly Statistics of Korea, March 2003; Korea National Statistical
                Office.

                   Gross Domestic Product by Economic Sector
                       (at constant 1995 market prices)

                                                                                                    As % of GDP
                                                1998       1999       2000       2001     2002(1)     2002(1)
                                             ---------  ---------  ---------  ---------  ---------  -----------
                                                                     (billions of won)
Industrial Sectors:
  Agriculture, Forestry and Fisheries.......  23,569.4   24,833.4   25,318.3   25,789.3   24,719.8       4.7
  Mining and Manufacturing
    Mining and Quarrying....................   1,337.6    1,408.8    1,443.9    1,451.8    1,508.5       0.3
    Manufacturing........................... 116,734.8  141,295.1  163,733.1  167,172.3  177,737.3      33.9
  Construction, Electricity, Gas and Water
    Electricity, Gas and Water..............   9,868.0   10,897.0   12,425.3   13,064.4   14,782.4       2.8
    Construction............................  42,161.3   38,305.8   37,125.3   39,207.0   40,449.1       7.7
Services:
  Wholesale and Retail Trade, Restaurants
   and Hotels...............................  46,813.2   53,422.4   58,635.0   60,955.5   64,355.4      12.3
  Transportation, Storage and
   Communication............................  30,887.9   35,361.8   41,691.4   46,087.2   49,486.4       9.4
  Financing, Insurance, Real Estate and
   Business Services........................  75,956.4   80,097.4   84,060.8   86,572.7   95,751.8      18.2
  Community, Social and Personal
   Services.................................  18,119.0   20,123.7   21,148.8   22,102.4   24,630.4       4.7
Producers of Government Services............  28,896.0   29,110.5   29,125.6   29,207.4   29,322.1       5.6
Producers of Private Non-Profit Services to
 Households.................................   8,856.2    9,086.8    9,190.9    9,456.7    9,749.3       1.9
Import Duties...............................   7,681.9   10,296.8   12,784.2   12,203.5   14,662.9       2.8
(Imputed Bank Service Charge)............... (16,171.2) (16,530.2) (18,149.6) (19,890.0) (22,465.9)     (4.3)
                                             ---------  ---------  ---------  ---------  ---------     -----
Gross Domestic Product at Constant 1995
 Market Prices.............................. 394,710.4  437,709.4  478,532.9  493,380.3  524,689.4     100.0
Net Factor Income from the Rest of the
 World......................................  (6,589.7)  (5,161.9)  (2,248.8)  (1,206.4)     363.5       0.1
Trading Gains and Losses from Changes in the
 Terms of Trade............................. (22,094.7) (32,026.3) (61,185.3) (71,399.6) (83,589.8)    (15.9)
                                             ---------  ---------  ---------  ---------  ---------     -----
Gross National Income at Constant 1995
 Market Prices.............................. 366,026.0  400,521.2  415,098.8  420,774.3  441,463.1      84.1
                                             =========  =========  =========  =========  =========     =====

--------
(1) Preliminary.
Source: Monthly Bulletin, March 2003; The Bank of Korea.

   GDP contracted 6.7% in 1998 at constant market prices. The aggregate of private and general government consumption expenditures declined by 10.1% and gross domestic fixed capital formation declined by 21.2%, as facility investments declined sharply by 38.8% compared with 1997.

   In 1999, GDP growth increased to 10.9% at constant market prices. The aggregate of private and general government consumption expenditures increased by 9.4% and gross domestic fixed capital formation increased by 3.7%.

   In 2000, GDP growth was 9.3% at constant market prices. The aggregate private and general government consumption expenditures increased by 6.7% and gross domestic fixed capital formation increased by 11.4%.

   GDP growth slowed in 2001 to 3.1% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.2% and gross domestic fixed capital formation decreased by 1.8%.

   Based on preliminary data, GDP growth in 2002 was 6.3% at constant market prices, as aggregate private and general government consumption expenditures increased by 6.2% and gross domestic fixed capital formation increased by 4.8%.

  Principal Sectors of the Economy

   Industrial Sectors

   The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production.

                             Industrial Production

                                                        2000
                                                        Index
                                                      Weight(1)  1998  1999  2000  2001  2002
                                                      --------- -----  ----- ----- ----- -----
Mining...............................................     36.2   93.9  101.4 100.0  99.1 103.2
   Coal..............................................      4.7  106.8   98.8 100.0  94.0  83.4
   Metal Ores........................................      0.8  144.6  122.0 100.0  58.1  96.7
   Others............................................     30.7   91.4  101.2 100.0 100.9 106.4
Manufacturing........................................  9,362.9   68.3   85.4 100.0 100.9 108.3
   Food Products and Beverages.......................    658.8   88.8   97.2 100.0 105.6 108.4
   Tobacco Products..................................     53.4  102.8   97.7 100.0  99.6  99.9
   Textiles..........................................    472.7   94.2  100.1 100.0  90.0  84.6
   Apparel and Fur Articles..........................    210.3   79.0   87.1 100.0  92.7  99.6
   Tanning and Dressing of Leather...................     97.6  107.7  108.4 100.0  94.8  87.4
   Wood and Wood and Cork Products...................     62.2   76.6   96.7 100.0 105.9 110.8
   Pulp, Paper and Paper Products....................    193.2   86.6   96.3 100.0  98.9 104.8
   Publishing, Printing and Reproduction of Record
     Media...........................................    226.8  100.4   98.2 100.0 103.8 110.2
   Coke, Refined Petroleum Products and Nuclear Fuel.    309.9   90.3   98.4 100.0  96.3  88.1
   Chemicals and Chemical Products...................    856.9   85.5   94.3 100.0 102.8 109.3
   Rubber and Plastic Products.......................    429.9   79.7   93.7 100.0 102.6 110.2
   Non-Metallic Mineral Products.....................    331.5   87.3   93.8 100.0 102.1 107.7
   Basic Metals......................................    566.2   80.7   92.2 100.0 101.4 106.1
   Fabricated Metal Products.........................    414.8   90.8   95.4 100.0  95.3  99.0
   Machinery and Equipment...........................    812.5   66.2   81.5 100.0  97.0 104.7
   Office, Accounting and Computing Machinery........    330.8   30.7   62.2 100.0 100.3 110.9
   Electrical Machinery and Apparatus and Others.....    379.8   64.4   82.7 100.0  95.9 103.6
   Radio, Television and Communication Equipment.....  1,481.0   50.4   74.0 100.0 105.3 128.1
   Medical Precision and Optical Instrument, Watches.    105.0   83.1   92.5 100.0 101.4 100.9
   Motor Vehicles and Trailers.......................    916.1   57.3   87.8 100.0  98.7 106.7
   Other Transport Equipment.........................    274.6  100.3  108.8 100.0 125.3 124.4
   Furniture and Other Manufactured Goods............    178.9   88.7  105.2 100.0  95.0  95.7
Electricity and Gas..................................    600.9   79.4   89.4 100.0 106.9 115.0
All Items............................................ 10,000.0   68.9   85.6 100.0 101.3 108.7
   Percentage Increase (Decrease) of All Items
     Over Previous Year..............................            (6.5)  24.2  16.8   1.3   7.3

--------
(1) Index weights were established on the basis of an industrial census in 2000 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
Source: Monthly Bulletin, January 2003; Korea National Statistical Office.

   Industrial production declined by 6.5% in 1998 because of the economic slowdown which depressed domestic demand. Industrial production increased 24.2% in 1999 because of the Republic's domestic consumption recovery and the general stabilization in the economy. Industrial production increased by 16.8% in 2000 primarily due to increased exports and high domestic consumption. Industrial production growth slowed to 1.3% in 2001 because exports decreased while domestic consumption growth slowed. The Government estimates that industrial production increased by 7.3% in 2002 primarily due to strong domestic consumption and increased exports.

   Manufacturing

   In 1998, the manufacturing sector contracted by 6.6% compared with 1997. In 1999 and 2000, the manufacturing sector grew by 25.0% and 17.1%, respectively, due to general recovery from the economic downturn in 1998. In 2001, the manufacturing sector increased production by 0.9%, and in 2002, the manufacturing sector increased production by 7.3%. Light industries did not fare as well as the heavy and chemical industries segment as the economic boom of the early- and mid-1990s favored the large companies involved in the heavy and chemical industries. Light industry recorded a 15.5% decline in 1998. In 1999, light industry recorded an increase of production of 9.6%. In 2000, light industry recorded an increase of production of 2.8% due to increased production of clothing, rubber and plastic products. In 2001, light industry recorded a 0.7% decline due to the decreased production of textile, apparel and leather products. In 2002, light industry recorded a 2.2% increase due to increased production of food products.

   Automobiles. In 1998, domestic auto sales decreased by 48.5% compared to 1997 due to a decrease in real income and rises in unemployment and interest rates caused by the country's economic restructuring. Exports recorded only modest growth of 3.4% due to a reduction in demand from developing countries. Labor unrest at Hyundai Motors, the largest auto maker in Korea, also contributed to the decrease in automobile production. Overall automobile production of the Republic in 1998 decreased by 34.0% compared to 1997. In 1999, automobile production increased by 45.5%, domestic sales recorded an increase of 63.2% and exports recorded an increase of 10.9%, each compared with 1998. In 2000, automobile production increased by 9.6%, domestic sales recorded an increase of 12.3% and exports recorded an increase of 11.0%, each compared with 1999. In 2001, automobile production decreased by 5.4% compared to 2000. In 2001, domestic sales recorded an increase of 1.5% and exports recorded a decrease of 10.5%, each compared with 2000. In 2002, automobile production increased by 6.8%, domestic sales recorded an increase of 11.8% and exports recorded an increase of 0.6%, each compared with 2001.

   Electronics. In 1998, electronics production decreased by 20.1% and exports decreased by 7.2% compared to 1997 primarily because of continued oversupply of semiconductor memory chips in the world market. In 1999, electronics production increased by 43.5% compared to 1998, and exports increased by 34.2%. The growth in global electronics demand, particularly for "information technology products", such as semiconductor products, liquid crystal display devices, mobile phones and personal computers, led this growth. In 1999, export sales of semiconductor memory chips constituted approximately 37% of the Republic's total exports. In 2000, electronics production increased by 17.7% and exports increased by 31.0%, each compared with 1999 primarily because of the growth in global information technology products demand. In 2000, export sales of semiconductor memory chips constituted approximately 15% of the Republic's total exports. In 2001, electronics production increased by 11.8% and exports increased by 20.6% compared to 2000 primarily due to the continued growth in global information technology products demand. In 2001, export sales of semiconductor memory chips constituted approximately 9.5% of the Republic's total exports. In 2002, electronics production increased by 15.0% and exports increased by 18.2%, each compared with 2001 primarily due to continued growth in global information technology products demand. In 2002, export sales of semiconductor memory chips constituted approximately 11.5% of the Republic's total exports.

   Iron and Steel. Crude steel production in 1998 totaled 39.9 million tons, a decrease of 6.2% from 1997, to rank sixth in the world. Domestic sales decreased by 36.1% while exports increased 56.6%, largely due to enhanced price competitiveness because of the devalued won. Overall steel production in 1998 decreased by 12.9% compared to 1997. In 1999, crude steel production increased by 2.9% compared with 1998. In 2000, crude steel production totaled 43.1 million tons, an increase of 5.0% from 1999. Domestic sales increased by 13.7% due to the general stabilization in the economy while exports decreased slightly due to the oversupply of steel products in the world market. In 2001, crude steel production totaled 43.8 million tons, an increase of 1.7% from 2000. Domestic sales and exports slightly decreased due to the oversupply of steel products in the domestic and world markets. In 2002, crude steel production totaled 45.4 million tons, an increase of 3.5% from 2001. Domestic sales increased slightly due to the recovery of the domestic economy and exports decreased slightly due to decreased sales to North America and Europe.

   Shipbuilding. Shipbuilding orders in 1998 equaled 8.8 million gross tons, a decrease of 35.8% compared to 1997. Despite the decrease, Korea recorded the world's second largest share of shipbuilding orders in 1998. In 1999, the Republic's shipbuilding orders amounted to 11.8 million tons, which represented the world's largest share in such year. In 2000, the Republic's shipbuilding orders amounted to 20.7 million gross tons, an increase of 75.6% compared to 1999. Korea recorded the world's largest share of shipbuilding orders in 2000. In 2001, the Republic's shipbuilding orders amounted to 11.8 million gross tons, a decrease of 43.1% compared to 2000 due to decreased exports. In 2002, the Republic's shipbuilding orders amounted to 9.8 million gross tons, a decrease of 16.9% compared to 2001.

   Agriculture, Forestry and Fisheries

   The Government's agricultural policy has traditionally focused on:

  .   grain production;

  .   development of irrigation systems;

  .   land consolidation and reclamation;

  .   seed improvement;

  .   mechanization measures to combat drought and flood damage; and

  .   increasing agricultural incomes.

   Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

   The production of rice, the largest agricultural product in Korea, totaled
5.1 million tons in 1998, representing a 0.7% decrease compared to 1997. In 1999, rice production increased to 5.3 million tons, a 3.2% increase compared with 1998. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs. The Republic's self-sufficiency ratio further decreased from 57.9% in 1997 to 57.6% in 1998 and 54.2% in 1999. In 2000, the Republic's self sufficiency ratio slightly increased to 55.6%. In 2001, the Republic's self sufficiency ratio was 56.8%. In 2002, the Republic's self sufficiency ratio was 56.2%.

   The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

   The contribution of the agriculture, forestry and fisheries subsector to GDP declined, at constant 1995 market prices, from 6.3% in 1994 to 5.2% in 2000 as a result of industrialization. In 2000, the agriculture, forestry and fisheries subsector posted no significant change from 1999. In 2001, the agriculture, forestry and fisheries industry increased by 1.2% compared to 2000 due to the increased productions of rice, fruits and corns as well as the increase of fishing catches. In 2002, the agriculture, forestry and fisheries industry, which decreased by 4.1% compared to 2001, was affected by unusually unfavorable weather conditions, including a severe typhoon during the month of September.

   Construction

   The construction industry constituted 8.0% of the Republic's GDP in 2001. In 1998, the construction industry contracted by 8.6% compared with 1997 because of the economic downturn. In 1999, the construction industry contracted by 10.1% compared with 1998. In 2000, the construction industry contracted by 3.7% compared with 1999 due to decreased orders for the construction of homes and investments in infrastructure. In 2001, the construction industry increased by 5.6% compared with 2000 due to the expansion of residential, commercial and educational construction and the steady increase of government investments in infrastructure. In

2002, the construction industry increased by 3.2% compared to 2001 due to the expansion of residential and commercial construction.

   Electricity and Gas

   The following table sets out the Republic's dependence on imports for energy consumption.

                 Dependence on Imports for Energy Consumption

              Total Energy Consumption Imports Imports Dependence Ratio
              ------------------------ ------- ------------------------
                (millions of tons of oil equivalents, except ratios)
         1998          165.9            189.7           114.3
         1999          181.4            201.0           110.8
         2000          192.9            213.8           110.8
         2001          198.4            215.4           108.6
         2002          209.1            215.2           102.9

--------
Source: Monthly Energy Statistics, March 2003; Korea Energy Economics Institute.

   Korea has no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affects the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic's balance of trade.

   To reduce its dependence on oil and gas imports, the Government has encouraged an energy source diversification program emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

                        Consumption of Energy by Source

           Coal        Petroleum      Nuclear       Others         Total
       ------------- ------------- ------------- ------------- --------------
       Quantity  %   Quantity  %   Quantity  %   Quantity  %   Quantity   %
       -------- ---- -------- ---- -------- ---- -------- ---- -------- -----
             (millions of tons of oil equivalents, except percentages)
  1998   36.0   21.7   90.6   54.6   22.4   13.5   16.9   10.2  165.9   100.0
  1999   38.2   21.0   97.3   53.6   25.8   14.2   20.2   11.1  181.4   100.0
  2000   42.9   22.2  100.3   52.0   27.2   14.1   22.5   11.7  192.9   100.0
  2001   45.7   23.0  100.4   50.6   28.0   14.1   24.3   12.2  198.4   100.0
  2002   49.1   23.5  102.7   49.1   29.8   14.3   27.5   13.2  209.1   100.0

--------
Source: Monthly Energy Statistics, March 2003; Korea Energy Economics Institute.

   The Republic's first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Eight more nuclear power plants were completed between 1982 and 1997, adding 9,733 megawatts of generating capacity. The Republic's total nuclear power generating capacity is estimated to be 15,720 megawatts.

   Services Sector

   In 1998, the services sector was adversely affected by the Republic's economic downturn. In 1998, the transportation, storage and communications subsector contracted by 0.8% compared with 1997. In 1999, the transportation, storage and communications subsector increased by 14.5% compared with 1998. The transportation, storage and communications sector further increased by 17.9% in 2000 compared with 1999. In 2001, the transportation, storage and communications sector increased by 10.5% compared with 2000. In 2002, the transportation, storage and communications sector increased by 7.4% compared with 2001. The financing, insurance, real estate and business services subsector contracted by 1.9% in 1998 because of the economic downturn. With large increases in securities trading in 1999, the financing, insurance, real estate and business services subsector increased by 5.5% compared with 1998. In 2000, the financing, insurance, real estate and business service subsector increased by 4.9% compared with 1999. In 2001, the financing, insurance, real estate and business service subsector increased by 3.9% compared with 2000. In 2002, the financing, insurance, real estate and business service subsector increased by 8.8% compared to 2001.

  Prices, Wages and Employment

   The following table shows selected price and wage indices and unemployment rates:

                 Increase            Increase             Increase
       Producer    Over    Consumer    Over                 Over
        Price    Previous   Price    Previous    Wage     Previous Unemployment
       Index(1)    Year    Index(1)    Year   Index(1)(2)   Year    Rate(1)(3)
      ---------- -------- ---------- -------- ----------- -------- ------------
      (1995=100)   (%)    (2000=100)   (%)    (2000=100)    (%)        (%)
 1997   107.2       3.9      90.2      4.4        84.7       7.0       2.6
 1998   120.3      12.2      97.0      7.5        82.1      (2.5)      7.0
 1999   117.8      (2.1)     97.8      0.8        92.6      12.1       6.3
 2000   120.2       2.0     100.0      2.3       100.0       8.0       4.1
 2001   122.5       1.9     104.1      4.1       105.1       5.1       3.8
 2002   124.4       1.6     106.9      2.7       116.8      11.2       3.1

--------
(1) Average for year.
(2) Nominal wage index of earnings in all industries.
(3) Expressed as a percentage of the economically active population.
Source: The Bank of Korea; Korea National Statistical Office.

   The Government's economic policy has helped keep inflation low. The inflation rate stood at 4.4% in 1997, 7.5% in 1998, 0.8% in 1999, 2.3% in 2000,
4.1% in 2001 and 2.7% in 2002.

   The economic events in 1997 and 1998 described above led to an increase in unemployment from 2.6% in 1997 to 6.3% in 1999, but unemployment has since decreased to 4.1% in 2000, 3.8% in 2001 and 3.1% in 2002.

   Korea regards its well-educated labor force as one of its principal assets. From 1992 to 2002, the economically active population of the Republic increased by 17.4% to 22.9 million, while the number of employees increased by 12.2% to
21.4 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 58% and 63% over the past decade. Literacy among workers under 50 is almost universal.

   For a description of the Republic's unemployment insurance system, see "The Republic of Korea--The Economy--Post-IMF Reforms--Labor Market Reform".

Balance of Payments and Foreign Trade

  Balance of Payments

   Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country's trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation's savings, finances the overall deficit of the country's trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

   The following table sets out certain information with respect to the Republic's balance of payments.

                              Balance of Payments

Classification                                        December 31,
--------------                   -----------------------------------------------------
                                    1998       1999       2000       2001       2002
                                 ---------  ---------  ---------  ---------  ---------
                                                 (millions of dollars)
Current Account.................  40,364.9   24,476.7   12,241.2    8,238.9    6,092.1
   Goods........................  41,626.8   28,370.9   16,871.6   13,491.9   14,179.8
       Exports(1)............... 132,121.6  145,163.6  175,947.7  151,261.6  162,553.7
       Imports(1)...............  90,494.8  116,792.7  159,076.1  137,769.7  148,373.9
   Services.....................   1,024.1     (651.0)  (2,889.2)  (3,827.6)  (7,460.6)
   Income.......................  (5,638.3)  (5,159.0)  (2,421.3)  (1,198.1)     451.4
   Current Transfers............   3,352.3    1,915.8      680.1     (227.3)  (1,078.5)
Capital and Financial Account...  (3,196.7)   2,040.3   12,110.0   (3,274.9)   1,523.0
       Financial Account(2).....  (3,367.8)   2,429.6   12,725.2   (2,543.9)   2,614.0
       Capital Account..........     171.1     (389.3)    (615.2)    (731.0)  (1,091.0)
Changes in Reserve Assets....... (30,975.0) (22,982.9) (23,771.2)  (7,575.8) (11,800.6)
Net Errors and Omissions........  (6,193.2)  (3,534.1)    (580.0)   2,611.8    4,185.5

--------
(1) These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2) Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
Source: Monthly Bulletin, February 2003; The Bank of Korea.

   The figures for 2002 indicate a current account surplus of approximately US$6.1 billion. The current account surplus in 2002 decreased in comparison with the current account surplus in 2001, primarily due to an increase in deficit from the services account.

  Trade Balance

   Trade balance figures measure the difference between a country's exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country's receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country's receipts exceed its payments to foreigners, allows the country to finance its trading partners' net deficit to the extent of the surplus, rendering the country a creditor nation.

   The following table summarizes the Republic's trade balance for the periods indicated:

                                 Trade Balance

                                                         Exports
                                               Balance   as % of
                       Exports(1)   Imports(2) of Trade  Imports
                       ----------   ---------- --------  -------
                       (millions of dollars, except percentages)
                  1997 136,164.2    144,616.4  (8,452.2)   94.2
                  1998 132,313.1     93,281.8  39,031.4   141.8
                  1999 143,685.5    119,752.3  23,933.2   120.0
                  2000 172,267.5    160,481.0  11,786.5   107.3
                  2001 150,439.1    141,097.8   9,341.3   106.6
                  2002 162,470.5    152,126.2  10,344.4   106.8

--------
(1) These entries are derived from trade statistics and are valued on a free on board basis.
(2) These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
Source: Monthly Bulletin, February 2003; The Bank of Korea.

   The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP; accordingly, the international economic environment is of crucial importance to the Republic's economy.

   The following tables give information regarding the Republic's exports and imports by major commodity groups:

                 Exports by Major Commodity Groups (F.O.B.)(1)

                                        As %            As %            As %            As %            As %
                                         of              of              of              of              of
                                1998    Total   1999    Total   2000    Total   2001    Total   2002    Total
                              --------- ----- --------- ----- --------- ----- --------- ----- --------- -----
                                                 (millions of dollars, except percentages)
Foods & Consumer Goods.......   2,744.7   2.1   2,951.0   2.1   2,791.9   1.6   2,646.2   1.8   2,634.7   1.6
Raw Materials and Fuels......   7,385.4   5.6   7,846.7   5.5  11,572.3   6.7   9,999.5   6.6   8,498.1   5.2
Light Industrial Products....  32,486.0  24.6  29,708.6  20.7  30,286.2  17.6  26,316.2  17.5  25,479.5  15.7
    Fibres...................   1,505.6   1.1   1,390.3   1.0   1,529.8   0.9   1,260.5   0.8   1,382.8   0.9
    Cloths...................   7,850.4   5.9   7,998.2   5.6   8,523.0   4.9   7,011.5   4.7   6,621.4   4.1
    Clothing.................   4,653.3   3.5   4,869.0   3.4   5,024.1   2.9   4,300.1   2.9   3,946.9   2.4
    Tires and Tubes..........   1,543.0   1.2   1,485.8   1.0   1,421.4   0.8   1,425.7   0.9   1,516.8   0.9
Heavy & Chemical Industrial
 Products....................  89,697.0  67.8 103,179.2  71.8 127,617.1  74.1 111,477.2  74.1 125,858.3  77.5
    Chemical Manufacturing
     Products................   9,016.8   6.8   9,408.8   6.5  12,144.7   7.0  10,826.7   7.2  11,845.3   7.3
    Metal Goods..............  11,118.7   8.4  10,308.4   7.2  11,362.5   6.6  10,031.4   6.7  10,312.1   6.4
    Machinery................  10,064.0   7.6  11,593.7   8.1  11,997.0   7.0  11,640.4   7.7  12,824.6   7.9
    Electronics..............  34,284.4  25.9  45,806.7  31.9  62,043.0  36.0  47,359.7  31.5  56,116.5  34.5
    Passenger Cars...........   8,167.1   6.2   9,416.7   6.6  11,101.6   6.4  11,450.8   7.6  13,322.3   8.2
    Ship.....................   8,014.1   6.1   7,490.3   5.2   8,229.4   4.8   9,699.2   6.4  10,672.2   6.6
                              --------- ----- --------- ----- --------- ----- --------- ----- --------- -----
       Total................. 132,313.1 100.0 143,685.5 100.0 172,267.5 100.0 150,439.1 100.0 162,470.5 100.0
                              ========= ===== ========= ===== ========= ===== ========= ===== ========= =====

--------
(1) These entries are derived from customs clearance statistics. F.O.B. stands for free on board, meaning that insurance and freight costs are not included.
Source: Monthly Bulletin, February 2003; The Bank of Korea.

                 Imports by Major Commodity Groups (C.I.F.)(1)

                                        As %            As %            As %            As %            As %
                                         of              of              of              of              of
                                 1998   Total   1999    Total   2000    Total   2001    Total   2002    Total
                               -------- ----- --------- ----- --------- ----- --------- ----- --------- -----
                                                 (millions of dollars, except percentages)
Foods & Consumer Goods........ 12,655.4  13.6  14,011.6  11.7  16,073.7  10.0  16,630.7  11.8  20,250.9  13.3
    Grain.....................  2,519.9   2.7   2,319.6   1.9   2,438.3   1.5   2,528.8   1.8   2,665.0   1.8
    Direct Consumption
     Goods....................  2,372.5   2.5   3,655.9   3.1   4,646.8   2.9   4,786.5   3.4   5,707.7   3.8
    Durable Goods.............  6,644.4   7.1   6,396.9   5.3   6,424.0   4.0   6,216.8   4.4   7,759.7   5.1
    Nondurable Goods..........  1,090.8   1.2   1,623.4   1.4   2,549.3   1.6   3,091.2   2.2   4,112.3   2.7
Industrial Materials and Fuels 45,593.5  48.9  57,252.9  47.8  78,974.8  49.2  71,929.3  51.0  73,891.4  48.6
    Crude Oil................. 11,240.6  12.1  14,782.7  12.3  25,215.6  15.7  21,367.8  15.1  19,200.3  12.6
    Raw Material for Light
     Industry.................  3,731.8   4.0   4,184.7   3.5   4,844.7   3.0   4,408.8   3.1   5,320.4   3.5
    Chemical Products.........  7,973.7   8.5   9,796.3   8.2  11,837.6   7.4  11,274.5   8.0  12,269.2   8.1
    Steel Products............  3,319.2   3.6   4,750.3   4.0   6,007.0   3.7   5,029.7   3.6   6,267.8   4.1
Capital Goods................. 35,032.9  37.6  48,487.8  40.5  65,432.5  40.8  52,537.8  37.2  57,983.8  38.1
    Machinery................. 10,491.5  11.2  13,514.2  11.3  18,425.9  11.5  15,264.2  10.8  17,998.9  11.8
    Electronic Products....... 21,583.4  23.1  31,673.1  26.4  43,292.9  27.0  33,839.2  24.0  35,996.6  23.7
    Transport Equipment.......  2,137.7   2.3   2,392.5   2.0   2,815.5   1.8   2,648.4   1.9   3,082.5   2.0
                               -------- ----- --------- ----- --------- ----- --------- ----- --------- -----
       Total.................. 93,281.8 100.0 119,752.3 100.0 160,481.0 100.0 141,097.8 100.0 152,126.2 100.0
                               ======== ===== ========= ===== ========= ===== ========= ===== ========= =====

--------
(1) These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.
Source: Monthly Bulletin, February 2003; The Bank of Korea.

   In 1998, the Republic recorded a trade surplus of US$39.0 billion due to a 35.5% decrease in imports. The Republic's economic difficulties drove down imports of all categories of goods. Exports decreased by 2.8% due to decreases in the country's major export categories.

   In 1999, the Republic recorded a trade surplus of US$23.9 billion. Exports grew by 8.6% and imports grew by 28.4%.

   In 2000, the Republic recorded a trade surplus of US$11.8 billion. The Republic's economic recovery led to a 34.0% increase in imports and a 19.9% increase in exports, due to an increase in major import and export categories.

   In 2001, the Republic recorded a trade surplus of US$9.3 billion. Exports decreased by 12.7% primarily due to weaker sales of computer products and imports decreased by 12.1% primarily due to decreased demand for raw materials and capital goods.

   In 2002, the Republic recorded a trade surplus of US$10.3 billion. Exports increased by 8.0% primarily due to an increase in sales of semiconductors, automobiles and wireless telecommunication devices and an increase in trade volume with China and imports increased by 7.8% primarily due to an increase in purchases of raw materials and machinery.

   The Republic's largest trading partners, the United States, Japan and China accounted for the following percentages of the country's imports and exports:

                   1998            1999            2000            2001           2002(1)
              --------------- --------------- --------------- --------------- ---------------
              Exports Imports Exports Imports Exports Imports Exports Imports Exports Imports
              ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
                                                    (%)
United States  17.2    21.9    20.5    20.8    21.8    18.2    20.7    15.8    20.2    15.1
Japan........   9.2    18.1    11.0    20.2    11.9    19.8    11.0    18.9     9.4    19.6
China(2).....  16.0     7.5    15.8     8.1    16.9     8.8    18.4    10.3    20.9    12.6

--------
(1) Preliminary.
(2) Includes Hong Kong.
Source: Ministry of Commerce, Industry and Energy.

   The outbreak of severe acute respiratory syndrome ("SARS") in Asia (including China) and other parts of the world has increased uncertainty of economic prospects for affected countries in particular, as well as world economic prospects in general. SARS may have an adverse effect on Korean and world economies.

  Non-Commodities Trade Balance

   In 1998, the Republic recorded a non-commodities trade deficit in its current account of approximately US$4.6 billion. In 1999, the non-commodities trade deficit increased to US$5.8 billion. The non-commodities trade deficit decreased to US$5.3 billion in 2000 and US$4.4 billion in 2001. In 2002, the non-commodities trade deficit increased to US$7.0 billion.

  Foreign Currency Reserves

   The following table shows the Republic's total official foreign currency reserves:

                            Total Official Reserves

                                                   December 31,
                                     -----------------------------------------
                                       1999      2000       2001       2002
                                     --------- --------- ---------- ----------
                                               (millions of dollars)
 Gold(1)............................ $    67.1 $    67.6 $     68.3 $     69.2
 Foreign Exchange...................  73,700.3  95,855.1  102,487.5  120,811.4
                                     --------- --------- ---------- ----------
    Total Gold and Foreign Exchange.  73,767.4  95,922.7  102,555.8  120,880.6
 Reserve Position at IMF............     286.5     271.8      262.2      520.2
 Special Drawing Rights.............       0.7       3.5        3.3       11.8
                                     --------- --------- ---------- ----------
    Total Official Reserves......... $74,054.5 $96,198.1 $102,821.4 $121,412.5
                                     ========= ========= ========== ==========

--------
(1) For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.
Source: The Bank of Korea.

   The Government's foreign currency reserves increased to US$123.8 billion as of March 31, 2003 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows.

The Financial System

  Structure of the Financial Sector

   The Republic's financial sector includes the following categories of financial institutions:

  .   The Bank of Korea;

  .   banking institutions;

  .   non-bank financial institutions; and

  .   other financial entities, including:

      --securities institutions;

      --credit guarantee institutions;

      --venture capital companies; and

      --miscellaneous others.

   To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

  Banking Industry

   The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in Korea since 1967 but provide a relatively small proportion of the country's banking services. As of December 31, 2002, commercial banks consisted of eight nationwide banks, all of which have branch networks throughout Korea, six regional banks and 62 branches of foreign banks operated in the country. Nationwide and regional banks had, in the aggregate, 4,939 domestic branches and offices, 55 overseas branches, four overseas representative offices and 23 overseas subsidiaries as of December 31, 2002.

   Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

  .   The Korea Development Bank;

  .   The Export-Import Bank of Korea;

  .   The Industrial Bank of Korea;

  . National Agricultural Cooperatives Federation (which merged with the National Livestock Cooperatives Federation in July 2000); and

  .   National Federation of Fisheries Cooperatives.

   The economic difficulties in 1997 and 1998 caused an increase in Korean banks' non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Supervisory Commission amended banking regulations several times to adopt more stringent definitions for non-performing loans that more closely followed international standards. The new definitions increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans and discounts and non-performing assets of the commercial banking sector.


                                         Non-Performing  Percentage
                             Total Loans     Assets       of Total
                             ----------- -------------- ------------
                               (in trillions of won)    (percentage)
           December 31, 1999    328.3         27.4          8.3
           December 31, 2000    361.6         23.9          6.6
           December 31, 2001    379.1         11.0          2.9
           December 31, 2002    464.6          9.0          1.9

--------
Source: Banking Statistics, February 2003; Financial Supervisory Service.

   Most of the growth in total loans since the end of 1999, and in particular, since the end of 2001, has been attributable to loans to the retail sector, accounting for 51.8% of total loans as of December 31, 2002, compared to 40.0% as of December 31, 1999.

   A group of the Republic's banks, including eight nationwide commercial banks, six regional commercial banks and five special banks, posted an aggregate net profit of (Won)5.0 trillion in 2002, compared to an aggregate net profit of (Won)4.7 trillion in 2001.

  Non-Bank Financial Institutions

   Non-bank financial institutions include:

  . investment institutions, including merchant banks, securities investment trust companies and the Korea Securities Finance Corporation;

  . savings institutions, including trust accounts of banks, mutual savings and finance companies, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

  .   life insurance institutions; and

  .   credit card companies.

   As of December 31, 2002, three merchant banks operated in the country. Since 1998, 28 merchant banks have been closed or merged into commercial banks or securities firms. As of December 31, 2002, the total assets of Korea's merchant banks amounted to an aggregate of (Won)3,090.9 billion.

   Through December 2001, each of five securities investment trust companies which managed and sold securities investment trusts was converted into an investment trust management company which only manages the trusts and a securities company. As of January 20, 2003, 31 securities investment trust management companies, which manage the trusts, operate in Korea. Currently, there is no securities investment trust company that also sells interests in the trusts in the Republic. As of January 20, 2003, total assets of all the securities investment trust companies totaled (Won)1,804.2 billion.

   Korean banks provide trust account management services pursuant to Korean law applicable to trusts. Banks segregate trust assets and cannot use them to satisfy claims of depositors or other creditors. Accordingly, trust accounts appear separately from banking accounts in the banks' financial statements. As of December 31, 2002, assets of trust accounts of all banks providing trust account management services totaled (Won)130,857.9 billion.

   The country had 116 mutual savings banks as of December 31, 2002, with assets totaling (Won)25,434.8 billion.

   As of December 31, 2002, 14 domestic life insurance institutions, three branches of foreign companies and six wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately (Won)163.3 trillion as of December 31, 2002, served the Republic.

   As of December 31, 1999, seven credit card companies operated in the country with loans totaling approximately (Won)18.0 trillion, of which 8.1% were classified as non-performing loans. As of December 31, 2002 nine credit card companies operated in the country with loans totaling approximately (Won)43.3 trillion, of which 11.3% were classified as non-performing loans.

  Money Markets

   In Korea, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

  Securities Markets

   As of March 31, 2003, 44 domestic securities companies (including joint venture securities companies) and 17 branches of foreign securities companies operated in Korea.

   The Korea Stock Exchange, a non-profit corporation wholly owned by its member firms began operations in 1956 and is Korea's only stock exchange. It has a single trading floor located in Seoul. The exchange imposes daily limits on share price movements to avoid excessive fluctuation. The Korea Composite Stock Price Index is comprised of all equities listed on the exchange. The exchange opened a stock index futures market in May 1996 and an options market in July 1997.

   In addition to the Korea Stock Exchange, Korea has two over-the-counter stock markets. The KOSDAQ Stock Market was established in July 1996, and the OTC Bulletin Board Market was launched in March 2000 for trading of shares not listed on either the Korea Stock Exchange or the KOSDAQ Stock Market.

   The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

                         December 28, 1998.....   562.5
                         December 28, 1999..... 1,028.1
                         December 26, 2000.....   504.6
                            January 31, 2001...   617.9
                            February 28, 2001..   578.1
                            March 30, 2001.....   523.2
                            April 30, 2001.....   577.4
                            May 31, 2001.......   612.2
                            June 29, 2001......   595.1
                            July 31, 2001......   541.6
                            August 31, 2001....   545.1
                            September 28, 2001.   479.7
                            October 31, 2001...   537.8
                            November 30, 2001..   643.9
                         December 28, 2001.....   693.7
                            January 31, 2002...   748.1
                            February 28, 2002..   820.0
                            March 29, 2002.....   895.6
                            April 30, 2002.....   842.3
                            May 31, 2002.......   796.4
                            June 28, 2002......   742.7
                            July 31, 2002......   718.0
                            August 30, 2002....   736.4
                            September 30, 2002.   646.4
                            October 31, 2002...   658.9
                            November 29, 2002..   724.8
                         December 30, 2002.....   627.6
                            January 30, 2003...   591.9
                            February 28, 2003..   575.4
                            March 31, 2003.....   535.7
                            April 30, 2003.....   599.4

   On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic's weakening financial and corporate sectors, the Republic's falling foreign currency reserves, the sharp depreciation of the Won against the

U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index rose to 1,028.1 on December 28, 1999, but has since been volatile. The index was 619.1 on May 9, 2003.

  Supervision System

   The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Supervisory Commission. The Financial Supervisory Commission acts as the executive body over the Financial Supervisory Service. The Financial Supervisory Commission reports to, but operates independently of, the Prime Minister's office.

   The Ministry of Finance and Economy focuses on financial policy, foreign currency regulations and the approval process for establishing financial institutions. The Bank of Korea manages monetary policy focusing on price stabilization.

  Insurance System

   The Republic's deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

   Since January 2001, deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited.

   The Government recently excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and increased the insurance premiums payable by insured financial institutions.

Monetary Policy

  The Bank of Korea

   The Bank of Korea was established in 1950 as Korea's central bank and the country's sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

   The core inflation rate, which is the consumer price index adjusted to remove the non-cereal agriculture and petroleum components, is used as The Bank of Korea's target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces its overnight call rate target on a monthly basis. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee's target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

  Interest Rates

   Interest rates gradually have been deregulated under a four-stage plan initiated in August 1991. In July 1997, some elements of the fourth and final stage of the plan were put in place. As of the end of 2002, all deposit and lending rates had been deregulated with the exception of those on demand deposits, which are scheduled to be deregulated in the near future.

  Money Supply

   The following table shows the volume of the Republic's money supply:

                                 Money Supply

                                                                December 31,
                                           -----------------------------------------------------
                                              1998       1999       2000       2001       2002
                                           ---------  ---------  ---------  ---------  ---------
                                                             (billions of won)
Money Supply (M1)(1)...................... 121,731.1  170,659.4  196,714.5  246,720.5  283,580.8
Quasi-money(2)............................ 517,933.2  501,885.0  510,984.4  518,258.8  588,494.8
Money Supply (M2)......................... 639,664.3  672,544.4  707,698.9  764,979.3  872,075.6
   Percentage Increase Over Previous Year.      23.7%       5.1%       5.2%       8.1%      14.0%

--------
(1) Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2) Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.
Source: The Bank of Korea.

  Exchange Controls

   Authorized foreign exchange banks, as approved by the Ministry of Finance and Economy, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

   Korean laws and regulations generally require the approval of, or a report to, either the Ministry of Finance and Economy, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

   In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic's competitiveness and encourage strategic alliances between domestic and foreign entities.

   In September 1998 the National Assembly passed the Foreign Exchange Transaction Act, which became effective in April 1999 and was subsequently amended in October 2000. In principle, most currency and capital transactions, including, among others, the following transactions have been liberalized:

  . the investment in real property located overseas by Korean companies and financial institutions;

  . the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

  . the investment by non-residents in deposits and trust products having more than one year maturities; and

  .   the issuance of debentures by non-residents in the Korean market.

   To minimize the adverse effects from further opening of Korean capital markets, the Ministry of Finance and Economy is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

   The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency made by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

  Foreign Exchange

   The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated.

                                Exchange Rates

                                          Won/U.S. Dollar
                                           Exchange Rate
                                          ---------------
                      December 31, 1996..       844.2
                      December 31, 1997..     1,415.2
                      December 31, 1998..     1,207.8
                      December 30, 1999..     1,145.4
                      December 29, 2000..     1,259.7
                       January 31, 2001..     1,265.5
                       February 28, 2001.     1,245.7
                       March 30, 2001....     1,314.0
                       April 30, 2001....     1,324.7
                       May 31, 2001......     1,292.9
                       June 30, 2001.....     1,300.7
                       July 31, 2001.....     1,301.4
                       August 31, 2001...     1,283.8
                       September 29, 2001     1,309.1
                       October 31, 2001..     1,296.1
                       November 30, 2001.     1,274.0
                      December 31, 2001..     1,326.1
                       January 31, 2002..     1,314.8
                       February 28, 2002.     1,327.7
                       March 30, 2002....     1,326.4
                       April 30, 2002....     1,292.2
                       May 31, 2002......     1,233.3
                       June 29, 2002.....     1,201.8
                       July 31, 2002.....     1,197.0
                       August 31, 2002...     1,200.5
                       September 30, 2002     1,225.5
                       October 31, 2002..     1,233.4
                       November 30, 2002.     1,208.0
                      December 31, 2002..     1,200.4
                       January 30, 2003..     1,170.5
                       February 28, 2003.     1,186.8
                       March 31, 2003....     1,252.9
                       April 30, 2003....     1,213.1

   Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic's economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from (Won)888.1 to US$1.00 on June 30, 1997 to (Won)1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar. The market average exchange rate was (Won)1,196.9 to US$1.00 on May 9, 2003.

Government Finance

   The Ministry of Planning and Budget prepares the Government budget, and the Ministry of Finance and Economy administers the Government's finances.

   The Government's fiscal year commences on January 1. The Ministry of Planning and Budget must submit the budget to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

   The following table shows consolidated Government revenues and expenditures.

           Consolidated Central Government Revenues and Expenditures

                                                       1998    1999    2000    2001   2002(1)
                                                      ------- ------- ------- ------- -------
                                                                 (billions of won)
Total Revenues.......................................  96,673 107,924 135,811 144,033 158,712
 Current Revenues....................................  95,790 106,537 134,415 142,709 157,226
   Total Tax Revenues................................  67,798  75,658  92,935  95,793 103,967
     Income Profits and Capital Gains................  27,975  25,220  35,387  35,638  38,403
     Tax on Property.................................   1,379   3,272   4,262   2,920   2,894
     Tax on Goods and Services.......................  27,159  33,608  38,020  43,818  48,048
     Customs Duties..................................   3,836   4,687   5,800   5,923   6,601
     Others..........................................   7,449   8,871   9,466   7,494   8,021
   Social Security Contribution......................  10,512  12,008  14,798  17,538  19,723
   Non-Tax Revenues..................................  17,480  18,871  26,682  29,378  33,536
 Capital Revenues....................................     883   1,387   1,396   1,324   1,486
Total Expenditures and Net Lending................... 115,430 120,988 129,284 136,765 136,047
 Total Expenditures..................................  90,990 101,236 109,443 126,688 135,610
   Current Expenditures..............................  70,631  76,798  87,170 101,744 106,256
     Goods and Services..............................  21,697  19,772  24,707  26,223  28,628
     Interest Payments...............................   3,399   5,884   6,888   7,198   6,846
     Subsidies and Other Transfers(2)................  44,430  49,333  55,114  66,540  68,931
       Subsidies.....................................     576     432     329     534     768
       Other Transfers(2)............................  43,854  48,901  54,785  66,006  68,163
     Non-Financial Public Enterprises Expenditures...   1,105   1,809     461   1,783   1,851
   Capital Expenditures..............................  20,359  24,438  22,273  24,944  29,354
 Net Lending.........................................  24,440  19,752  19,841  10,077     437

--------
(1) Preliminary.
(2) Includes transfers to local governments, non-profit institutions, households and abroad.
Source: Ministry of Finance and Economy.

   The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

   Revenues derive mainly from national taxes and non-tax revenues.
Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

   Tax revenues decreased slightly in 1998 because of the country's economic difficulties. Expenditures increased significantly in 1998 resulting from the Government's program to restructure the country's economy and its debt obligations under the financial aid package extended by the IMF. Although the Government reduced expenditures in other budget areas, such as defense and general administration, a fiscal deficit was recorded in 1998 equal to approximately 4.2% of the Republic's GDP, financed in part by approximately
(Won)11.7 trillion of Government bonds issued in the domestic market in 1998.

   For 1999, revenues increased by approximately 11.6%, which represented 22.4% of the Republic's GDP, due in large part to higher tax and non-tax revenues. The Government expanded the value added tax base further and reduced the tax rate on real estate capital gains. The Government imposed modest cuts in several expenditure categories relative to 1998, including wages and salaries, purchase of goods and services, capital spending and net lending to help offset an anticipated increase in interest payments, including the carrying costs for financial sector restructuring. Fiscal deficit in 1999 decreased to approximately 2.7% of GDP.

   For 2000, revenues increased by approximately 25.8%, which represented 26.0% of the Republic's GDP principally due to higher tax and non-tax revenues. Tax revenues increased significantly while expenditures increased slightly due to the country's economic recovery. Principal factors for the tax revenue increase included:

  .   increase of corporate tax revenues due to increase of corporate profits;

  .   expansion of the tax base;

  .   increase of securities trading tax due to increase of trading volume; and

  .   increase of customs duties due to increase of imports.

The Republic had a fiscal surplus of 1.3% in 2000.

   For 2001, revenues increased by approximately 6.1%, which represented 26.1% of the Republic's GDP principally due to higher tax and non-tax revenues. Tax revenues increased due to the country's economic growth and the accompanying increase in the overall compensation of workers in Korea. Non-tax revenues increased due to the sale by the Government of the shares it owns in Korean companies such as KT Corporation (formerly known as Korea Telecom Corp.) and Korea Tobacco & Ginseng Corporation as part of the Government's privatization plans. The Republic had a fiscal surplus of 1.3% in 2001.

   For 2002, revenues increased by approximately 10.2%, which represented 26.6% of the Republic's GDP principally due to higher tax and non-tax revenues. Tax revenues increased due to the country's economic growth and the accompanying increase in the overall compensation of workers in Korea. Non-tax revenues increased due to an increase in surplus amounts transfered from The Bank of Korea. Based on preliminary data, the Republic had a fiscal surplus of 3.8% in 2002.

Debt

  External and Internal Debt of the Government

   The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2002.

                    Direct External Debt of the Government

                                 Amount in      Equivalent
                                 Original        Amount in
                                 Currency     U.S. Dollars(1)
                               -------------- ---------------
                                       (in millions)
                  US$.........   US$ 14,255.3   US$14,255.3
                  German Mark.    DM     61.2          32.8
                  Japanese Yen (Yen)109,635.0         925.1
                                                -----------
                     Total....                  US$15,213.2
                                                ===========

--------
(1) Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2002.

   The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic.

                    Direct Internal Debt of the Government

                                  (billions of won)
                             1998      47,588.6
                             1999      66,145.3
                             2000      75,847.6
                             2001      87,327.5
                             2002     103,341.3

   The following table sets out all guarantees by the Government of indebtedness of others:

                                        December 31,
                                ----------------------------
                                  2000     2001      2002
                                -------- --------- ---------
                                     (billions of won)
                    Domestic... 70,779.5 103,338.5 100,753.7
                    External(1)  3,785.9   3,431.1   1,717.7
                                -------- --------- ---------
                       Total... 74,565.4 106,769.6 102,471.4
                                ======== ========= =========

--------
(1) Converted to Won at foreign exchange banks' telegraphed transfer selling rates to customers in effect on December 31 of each year.

   For further information on the outstanding indebtedness, including guarantees, of the Republic, see "The Republic of Korea--Tables and Supplementary Information".

   In December 1997, the National Assembly authorized the guarantee of up to US$20 billion of external debt of Korean banks, and, in January 1998, additional guarantees of up to US$7 billion of external debt of Korean commercial and merchant banks and up to US$8 billion of external debt of The Bank of Korea. The Government guaranteed approximately US$21.8 billion in new one-, two- and three-year loans that replaced the short-term foreign currency debt of eligible Korean financial institutions, all of which has subsequently been repaid. For a further discussion of this program, see "The Republic of Korea--The Economy--Post-IMF Reforms".

   In April 1998, the Government issued US$4.0 billion of U.S.
Dollar-denominated debt securities in addition to the World Bank and ADB obligations incurred in 1998.

  External Debt

   The following table sets out certain information regarding Korea's total external debt calculated using criteria agreed with the IMF. In particular, this information includes offshore borrowings by Korean banks, including their overseas branches and subsidiaries, but excludes borrowings by overseas branches and subsidiaries of Korean companies and deposits in overseas branches and subsidiaries of Korean banks.

                                                    December 31,
                                         -----------------------------------
                                         1997  1998  1999  2000  2001  2002
                                         ----- ----- ----- ----- ----- ----
                                                (billions of dollars)
    Total External Liabilities.......... 159.2 148.7 137.1 131.7 118.8 131.0
     Long-Term Debt.....................  95.7 118.0  97.8  83.8  77.8  81.2
       Public Sector....................  22.3  36.6  29.5  28.3  20.8  19.7
       Domestic Financial Institutions..  43.2  45.8  43.5  22.5  20.1  19.3
       Korean Branches of Foreign Banks.   4.4   6.3   4.0   2.6   2.7   3.1
       Private Sector...................  25.9  29.4  29.9  30.4  34.2  39.1
     Short-Term Debt....................  63.6  30.7  39.2  47.9  41.0  49.8
       Domestic Financial Institutions..  27.2  11.3  12.7  15.3  13.1  17.3
       Korean Branches of Foreign Banks.  15.2   7.6   9.8  10.4   9.1  13.9
       Private Sector...................  21.2  11.8  16.7  22.2  18.8  18.6

--------
Source: Ministry of Finance and Economy.

  Debt Record

   The Government has always paid when due the full amount of principal of, interest on, and amortization or sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A.  External Debt of the Government(1)

                                                      Range of   Principal Amounts
                          Range of        Range of    Years of   Outstanding as of
Currency of Borrowings Interest Rates  Years of Issue Maturity   December 31, 2002
---------------------- --------------- -------------- --------- -------------------
                            (%)                                 (millions of units)
     US$.............. 0.75-9/Floating   1960-1998    2001-2023     US$ 14,255.5
     Japanese Yen.....          3.25-5   1980-1990    2005-2015   (Yen)109,635.0
     German Mark......           2-4.5   1973-1985    2001-2021      DM     61.2
   Total External Funded Debt(2)............................        US$ 15,213.2

--------
(1) Estimated.
(2) Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2002.

B.  External Guaranteed Debt of the Government

                                                             Principal Amounts
                                Interest Years of Years of   Outstanding as of
Name                             Rates    Issue   Maturity December 31, 2002(1)
----                            -------- -------- -------- ---------------------
                                  (%)                      (millions of dollars)
1.  Bonds
   Total Bonds.........................................              None
2.  Borrowings
   City of Taegu............... Floating   1988     2003              1.3
   Korea District Heating Corp. Floating   1986     2003              2.9
   The Korea Development Bank.. Floating   1999     2009            190.8
   The Korea Development Bank.. Floating   1998     2003            157.7
   Industrial Bank of Korea.... Floating   1999     2006          1,064.1
                                                                  -------
       Total Borrowings(2).........................               1,416.8
                                                                  -------
          Total External Guaranteed Debt(2).....                  1,416.8
                                                                  =======

--------
(1) Estimated.
(2) Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2002.

C.  Internal Debt of the Government

                                                               Range of  Range of   Principal Amounts
                                                   Range of    Years of  Years of   Outstanding as of
Title                                           Interest Rates  Issue    Maturity  December 31, 2002(1)
-----                                           -------------- --------- --------- --------------------
                                                     (%)                            (billions of won)
1.  Bonds
   Interest-Bearing Treasury Bond for Cereals
     Fund......................................     2.0-17.0   1995-1999 2000-2004        1,100.0
   Foreign Exchange Stabilization Bonds........   6.97-14.48   1995-2000 2000-2005       15,849.9
   Interest-Bearing Treasury Bond for Treasury
     Bond Management Fund......................    5.55-18.4   1995-2000 2001-2010       55,615.2
   Interest-Bearing Treasury Bond for National
     Housing I.................................          5.0   1990-2000 1995-2005       22,470.5
   Interest-Bearing Treasury Bond for National
     Housing II................................          3.0   1983-1999 2003-2019        3,236.1
   Non-interest-Bearing Treasury Bond for
     Contribution(2)...........................           --   1967-1985        --           11.3
                                                                                         --------
       Total Bonds.........................................................              98,283.0
                                                                                         --------

         2.  Borrowings
            Borrowings from The Bank of Korea...............     950.0
            Borrowings from the Sports Promotion Fund.......      71.3
            Borrowings from the Civil Servant Pension Fund..     650.0
            Borrowings from the Export Insurance Fund.......     510.0
            Borrowings from The Korea Development Bank......     114.2
            Authorizeds Government Debt beyond Budget Limit.   2,762.8
                                                             ---------
                Sub-Total...................................   5,058.3
                                                             ---------
                   Total Internal Funded Debt............... 103,341.3
                                                             =========

--------
(1) Estimated.
(2) Interest Rates and Years of Maturity not applicable.

D.  Internal Guaranteed Debt of the Government

                                                                                   Principal
                                                                                    Amounts
                                                 Range of  Range of  Range of   Outstanding as
                                                 Interest  Years of  Years of   of December 31,
Name                                              Rates     Issue    Maturity       2002(1)
----                                            ---------  --------- --------- -----------------
                                                   (%)                         (billions of won)
1.  Bonds of Government-Affiliated Corporations
   The Korea Development Bank.................. Floating   1989-1994 2002-2004          4.0
   Korea Container Terminal Authority.......... 6.0%       1993-1996 2002-2005        100.0
   Korea Asset Management Corporation.......... 5.0-12.14% 1997-1999 2002-2004     14,351.3
   Korea Deposit Insurance Corporation......... 0.0-15%    1998-2001 1995-2008     80,974.4(2)
                                                                                   --------
       Total Bonds.....................................................            95,429.7
                                                                                   ========

2.  Borrowings of Government-Affiliated Corporations
   Rural Development Corporation and Federation of
     Farmland....................................... 5.5%     1967-1989 2000-2024   226.7
   National Agricultural Cooperative Federation..... 5.0%          2001      2002   370.0
   Others........................................... Floating      1991      1999 1,090.9
                                                                                  -------
       Total Borrowings...................................................        1,686.6
                                                                                  =======

--------
(1) Estimated.
(2) Over four years beginning in 2003, (Won)49 trillion of such debt will be converted into direct debt of the Government.

                      DESCRIPTION OF THE DEBT SECURITIES

   The Republic will issue debt securities under a fiscal agency agreement or agreements. The term "debt securities", as used in this prospectus, refers to all debt securities issued and issuable from time to time under such fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, you should read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

   The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

   The Republic will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. The Republic may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

   The Republic may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

  .   the aggregate principal amount;

  .   the currency of denomination and payment;

  .   any limitation on principal amount and authorized denominations;

  . the percentage of their principal amount at which the debt securities will be issued;

  .   the maturity date or dates;

  . the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

  . whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

  . the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

  .   where and how the Republic will pay principal and interest;

  . whether and in what circumstances the debt securities may be redeemed before maturity;

  .   any sinking fund or similar provision;

  . whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

  . if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

  .   other specific provisions.

   The Republic may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates.

   Depending on the terms of the debt securities issued by the Republic, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

   On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, the Republic will pay interest by check, payable to the registered holder.

   The Republic will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as the Republic may designate. At the option of the holder of the bearer debt securities, the Republic will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. The Republic will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, the Republic will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

  . payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

  . the payment is then permitted under United States law, without material adverse consequences to the Republic.

   If the Republic issues bearer debt securities, the Republic will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

   Any funds held by the fiscal agent or paying agent in respect of any debt securities remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent or paying agent to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to the Republic for any payment under the debt securities.

   Under Korean law, you will not be permitted to file a claim against the Republic for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and two years, in the case of interest, from the date on which payment was due.

Global Securities

   The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series.
Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

  Registered Ownership of the Global Security

   The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

  . will not be entitled to have any of the debt securities represented by the global security registered in their names;

  . will not receive physical delivery of any debt securities in definitive form;

  .   will not be considered the owners or holders of the debt securities;

  . must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

  . will receive payments of principal and interest from the depositary or its participants rather than directly from us.

   The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

   The Republic will register debt securities in the name of a person other than the depositary or its nominee only if:

  . the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

  . the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security.

   In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

  Beneficial Interests in and Payments on a Global Security

   Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

   All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit the depositary's participants' accounts with amounts that correspond to their respective beneficial interests in the global security. The Republic also expects that, after the participants' accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners' respective beneficial interests in the global security.

   The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

  Bearer Securities

   The Republic may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

   The Republic will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

   The Republic will not pay, however, any additional amounts if you are liable for Korean tax because:
  . you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

  . you failed to comply with any certification or other reporting requirement concerning your nationality, residence, identity or connection with the Republic, or any of its political subdivisions or taxing authorities, and the Republic, or any of its political subdivisions or taxing authorities requires compliance with these reporting requirements as a precondition to exemption from Korean withholding taxes; or

  . you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, the Republic will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt security for payment on the last day of the 30-day period.

   The Republic will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which the Republic will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. The Republic will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

Status of Debt Securities

   The debt securities will:

  . constitute the Republic's direct, unconditional, unsecured and unsubordinated obligations;

  . rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

  . rank at least equally in right of payment with all of the Republic's existing and future unsecured and unsubordinated External Indebtedness.

   "External Indebtedness" means all obligations of the Republic in respect of money borrowed and guarantees given by the Republic in respect of money borrowed by others, payable by its terms or at the option of its holder in any currency other than the currency of Korea.

Negative Pledge Covenant

   If any debt securities of a series are outstanding, the Republic will not create or permit to subsist any Security Interests on the Republic's assets as security for any of the Republic's Public External Indebtedness unless the debt securities are secured equally and ratably with such Public External Indebtedness. However, the Republic may create or permit Security Interests:

   (a) upon any property or asset (or any interest in properties or assets) at the time of their purchase, improvement, construction, development or redevelopment, solely as security for the payment of the purchase, improvement, construction, development or redevelopment costs of such property or assets, provided that (1) such Security Interest does not extend to any other assets or revenues of the Republic and (2) in the case of construction, the Security Interest may extend to unimproved real property for the construction;

   (b) securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (1) the holders of the Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (2) the property over which the Security Interest is granted consists solely of the assets and revenues of the project (provided that in the case of construction, the Security Interest may extend to unimproved real property for the construction and to any trust account into which the proceeds of the offering creating such Public External Indebtedness may be temporarily deposited pending use in connection with such construction);

   (c) arising in the ordinary course of borrowing activities of the Republic to secure Public External Indebtedness with a maturity of one year or less;

   (d) existing on any property or asset at the time of its acquisition (or arising after its acquisition pursuant to an agreement entered into prior to, and not in contemplation of, such acquisition), and extensions and renewals of such Security Interest limited to the original property or asset covered thereby and securing any extension or renewal of the original secured financing;

   (e) arising out of the renewal, extension or replacement of any Public External Indebtedness permitted under paragraphs (a) or (c) above; provided, however, that the principal amount of such Public External Indebtedness is not increased;

   (f) which (1) arises pursuant to an attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and in which the secured claims are being contested in good faith by appropriate proceedings or (2) secures the reimbursement obligation under any bond given in connection with the release of property from any Security Interest referred to in (1) above, provided that in each of (1) and (2), such Security Interest is released or discharged within one year of its imposition;

   (g) in existence as of the date of issuance of the debt securities of a series; and

   (h) arising by operation of law, provided that the Republic may not create such Security Interest solely for the purpose of securing any Public External Indebtedness.

   "Security Interest" means any lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

   "Public External Indebtedness" means any External Indebtedness represented by bonds, notes, debentures or other securities that are or were intended to be quoted, listed or traded on any securities exchange or other securities market.

   The international reserves of The Bank of Korea represent substantially all of the official gross international reserves of the Republic. Because The Bank of Korea is an independent entity, the Republic is of the view that international reserves owned by The Bank of Korea are not subject to the negative pledge covenant in the debt securities and that The Bank of Korea could in the future incur Public External Indebtedness secured by such reserves without securing amounts payable under the debt securities.

Events of Default

   Each of the following constitutes an event of default with respect to any series of debt securities:

   (a) the Republic fails to pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days;

   (b) the Republic fails to perform or breaches any of the covenants or agreements in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to the Republic at the office of the fiscal agent by holders representing at least 10% of the aggregate principal amount of the debt securities of the series;

   (c) the Republic fails to make any payment in respect of:

      (1) Public External Indebtedness (other than Public External Indebtedness constituting guarantees by the Republic) in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due, and such failure continues beyond the applicable grace period (whether at maturity, upon acceleration by reason of any default or otherwise); or

      (2) any Public External Indebtedness constituting guarantees by the Republic in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due (whether at maturity, upon acceleration by reason of default or otherwise), and such failure continues until the earlier of (A) the expiration of any applicable grace period or 30 days, whichever is longer, or (B) the acceleration of any such Public External Indebtedness by any holder thereof; or

   (d) the Republic declares a moratorium on the payment of any Public External Indebtedness.

   Upon the occurrence of an event of default:

  . in the case of any event of default described in clause (b), the holders of at least 25% in aggregate principal amount of all debt securities of that series (not counting debt securities held by the Republic) then outstanding may by written demand given to the Republic, with a copy to the fiscal agent, declare the debt securities of that series held by it to be immediately due and payable; or

  . in the case of any other event of default, each holder of debt securities of that series may by written demand given to the Republic, with a copy to the fiscal agent, declare the debt securities of that series held by it to be immediately due and payable and upon such declaration the principal and interest accrued on the relevant debt securities will become immediately due and payable upon the date that such written notices are received at the office of the fiscal agent, unless prior to such date all events of default in respect of the relevant debt securities has been cured.

   You should note that:

  . the Republic is not required to provide periodic evidence of the absence of defaults; and

  . the fiscal agency agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Modifications and Amendments; Debt Securityholders' Meetings

   Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the fiscal agency agreement that would, among other things:

  . change the stated maturity of the principal of the debt securities or any installment of interest;

  . reduce the principal amount of, or the interest rate on, or any premium payable upon redemption of any debt security of such series;

  . change the currency or place of payment of principal, interest or premium on debt securities of that series; or

  . reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

   The Republic and the fiscal agent may, with the exception of the above changes, either (a) at a meeting duly called and held as described below, upon the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the debt securities of a series then outstanding that are represented at the meeting or (b) with the written consent of the holders of at least 66 2/3% in aggregate principal amount of the debt securities of a series that are outstanding, modify and amend other terms of that series of debt securities.

   The Republic may at any time call a meeting of the holders of a series of debt securities to seek the holders of the debt securities' approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

   While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series by providing to the fiscal agent a written request setting forth in reasonable detail the action proposed to be taken at the meeting.

   Holders of debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt security holder. The fiscal agent will make all rules governing the conduct of any meeting.

   No consent of holders is or will be required for any modification or amendment requested by the Republic or by the fiscal agent to:

  . add covenants made by the Republic that benefit holders of any series of debt securities;

  .   surrender any right or power of the Republic;

  .   provide security or collateral for any series of debt securities;

  . cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or any series of debt securities; or

  . amend the fiscal agency agreement or any series of debt securities in any manner which would not be inconsistent with such debt securities and would not adversely affect the interests of any holder of the affected debt securities.

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Fiscal Agent

   The fiscal agency agreement governs the duties of each fiscal agent. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is an agent of the Republic and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

   The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series.

   The Republic may offer additional debt securities with original issue discount ("OID") for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue will not be able to differentiate between debt securities sold as part of the further issue and previously issued debt securities of the same series. If the Republic were to issue further debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID (or greater amounts of OID that they would otherwise have accrued) with respect to their debt securities. This may affect the price of outstanding debt securities following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by the Republic to undertake a further issue of debt securities with OID.

Governing Law, Jurisdiction, Consent to Service and Enforceability

   The debt securities will be governed by the laws of the State of New York, without regard to the conflicts of law principles of the State of New York (other than Section 5-1401 of the General Obligation Law of the State of New
York), except for the Republic's authorization, execution and delivery and any other matters that must be governed by the laws of the Republic.

   It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S. law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.

   The Republic has agreed to submit to the jurisdiction of any state or federal court in The City of New York, for lawsuits brought by investors on the debt securities. Investors may also bring action against the Republic in appropriate Korean courts. The Republic will appoint its Consul in New York as its authorized agent to receive any process that may be served in an action brought by an investor. The Korean Consulate General in New York is located at 335 East 45/th/ Street, New York, New York 10017. Notwithstanding the foregoing, the Republic's consent to jurisdiction does not extend to actions brought against the Republic arising out of or based upon U.S. federal securities laws or any state securities laws, and the Consul of the Republic in New York is not the agent for service of process relating to actions arising out of or based upon U.S. federal securities laws or any state securities laws.

   In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in The City of New York or in any appropriate court in the Republic, provided that under Korean law no execution or attachment can be issued out of any court in the Republic for enforcing any judgment or order against any assets of the Government other than cash assets. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a

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general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to:

  . actions brought against the Republic under U.S. federal securities laws or any state securities laws;

  . present or future "premises of the mission" as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

  . "consular premises" as defined in the Vienna Convention on Consular Relations signed in 1963; and

  . any other property or assets (including property or assets for military, governmental or public purposes) other than cash.

   Thus, the Republic may assert immunity to such actions or with respect to such property or assets. Investors may have difficulty making any claims based upon such securities laws or enforcing judgments against the property or assets described above.

   In original actions brought before Korean courts, there is doubt as to the enforceability of civil liabilities based on the U.S. federal securities laws. A judgment obtained against the Republic in a foreign court having valid jurisdiction in accordance with the international jurisdiction principles under Korean law and applicable treaties may be recognized and enforced by the courts of the Republic in an action brought to enforce such judgment, if:

  .   the judgment is final and conclusive;

  . the party against whom such judgment was awarded received service of process (other than by publication or similar means) in sufficient time to prepare its defense in conformity with the laws of the jurisdiction of the court rendering judgment or such party responded to the action without being served with process;

  . recognition of such judgment is not contrary to the Republic's public policy; and

  . under similar circumstances such foreign court would recognize and enforce a comparable judgment of Korean courts.

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               LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

   Except as may otherwise be provided in the prospectus supplement applicable thereto, bearer securities (including bearer securities in global form) will not be offered, sold or delivered within the United States or its possessions or to you, if you are a United States person, except in certain circumstances permitted by United States tax regulations. If so specified in the applicable prospectus supplement, bearer securities will initially be represented by one or more temporary global securities (without interest coupons) to be deposited with a common depositary in London for the Euroclear System and Clearstream for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

  . each such temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days following its issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that in no event will any bearer security be mailed or otherwise delivered to any location in the United States in connection with such exchange; and

  . any interest payable on any portion of a temporary global security with respect to any interest payment date therefor occurring prior to the issuance of definitive bearer securities in exchange for such temporary global security will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in the United States tax regulations.

   Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that a United States person (other than a United States financial institution described in such sections or a United States person holding through such a financial institution) who holds a bearer security or coupon will not be allowed to deduct any loss realized on the sale, exchange or redemption of such bearer security and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption will be treated as ordinary income.

   As used herein, "U.S. holder" means an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security.

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                                   TAXATION

   The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

   This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of investing in the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

   The following summary of Korean tax consideration applies to you so long as you are not:

  .   a resident of Korea;

  . a corporation having its head office or principal place of business in Korea (a Korean corporation); or

  . engaged in a trade or business in Korea through a permanent establishment or a fixed base.

  Interest

   Under current Korean tax laws in effect, when the Republic makes payments of interest to you on the debt securities, as long as such debt securities are denominated in a currency other than Won, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

  Capital Gains

   You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the debt securities, as long as such debt securities are denominated in a currency other than Won, provided that the disposition does not involve a transfer of such debt security to a resident of Korea or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) within Korea. If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 27.5% of net gain or 11% of gross sale proceeds with respect to transactions), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt security, regardless of whether the disposition is to a Korean resident.

  Stamp Taxes

   You will not generally be subject to any Korean transfer tax, stamp duty or similar documentary tax in respect of or in connection with a transfer of the debt security.

  Inheritance Tax and Gift Tax

   If you die while you are the holder of the debt security, the subsequent transfer of the debt security by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt security as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so or the donee is a non-resident.

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United States Tax Considerations

   The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities and are a U.S. holder. Under the Internal Revenue Code of 1986, as amended (the "Code"), you will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of your investment in a debt security. This summary deals only with U.S. holders that hold the debt securities as capital assets. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

  .   a bank or thrift;

  .   a real estate investment trust;

  .   a regulated investment company;

  .   an insurance company;

  .   a dealer in securities or currencies;

  . a trader in securities or commodities that elects mark to market treatment;

  . a person that will hold the debt securities as a hedge against currency risk or as a position in a "straddle" or conversion transaction;

  .   a tax exempt organization; or

  .   a person whose "functional currency" is not the U.S. dollar.

   If you are not a U.S. holder, consult the discussions under the captions "Taxation--United States Tax Considerations--Non-U.S. Persons" and "Taxation--United States Tax Considerations--Information Reporting and Backup Withholding"; the remainder of this summary does not discuss the treatment of persons that are not U.S. holders.

   You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

  Payments or Accruals of Interest

   Payments or accruals of "qualified stated interest" (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security denominated in a currency other than U.S. dollars (a "Foreign Currency Note"), the amount of interest income you will realize will be the U.S. dollar value of such foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on a Foreign Currency Note at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax

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

purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

   Interest on a debt security generally will constitute foreign source income and generally will be considered "passive income" or "financial services" income, which is treated separately from other types of income in computing the foreign tax credit allowable to you under U.S. federal income tax laws.

  Purchase, Sale and Retirement of Notes

   Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a Foreign Currency Note, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the Foreign Currency Note is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the Foreign Currency Note by translating the amount of the foreign currency that you paid for the Note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a Foreign Currency Note in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a Foreign Currency Note, you generally will not have any taxable gain or loss as a result of the purchase.

   When you sell or exchange a debt security, or if a debt security is redeemed or retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your adjusted tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the redemption or retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date such debt security is disposed of or retired. If you dispose of a Foreign Currency Note that is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange, redemption or retirement.

   The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of Foreign Currency Notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

   Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a debt security generally will be treated as capital gain or loss, and, if you have held the debt security for more than one year, long-term capital gain or loss. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum tax rate of 20%. The ability of U.S. holders to offset capital losses against ordinary income is limited.

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   Despite the foregoing, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a Foreign Currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the Note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the Foreign Currency Note.

  Original Issue Discount

   If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be "Original Issue Discount Notes". The difference between the issue price and their stated redemption price at maturity generally will be the "original issue discount." The "issue price" of the debt securities will be the first price at which a substantial amount of the debt securities included in the issue of which the specified debt securities are a part are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). See "Description of the Securities--Description of the Debt Securities--Further Issues of Debt Securities". The "stated redemption price at maturity" will include all payments under the debt securities other than payments of qualified stated interest. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Republic, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

   If you invest in Original Issue Discount Notes you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

   In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the "daily portions" of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by:

   (i) multiplying the "adjusted issue price" (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

  (ii) subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

   In the case of an Original Issue Discount Note that is a floating rate debt security, both the "annual yield to maturity" and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index. The "adjusted issue price" of an Original

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Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Note, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The "annual yield to maturity" of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this "constant yield" method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

   You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed under "Taxation--United States Tax Considerations--Premium and Market Discount") to amortize premium or to accrue market discount in income currently on a constant yield basis.

   In the case of an Original Issue Discount Note that is also a Foreign Currency Note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption "Payments or Accruals of Interest and Additional Amounts" above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a Foreign Currency Note you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note that is also a Foreign Currency Note, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of such Original Issue Discount Note, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

   If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its "remaining redemption amount", or if you purchase an Original Issue Discount Note in the initial offering at a price other than such Note's issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Note is the total of all future payments to be made on the Note other than qualified stated interest.

   Certain of the Original Issue Discount Notes may be redeemed prior to Maturity, either at the Republic's option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in

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the prospectus supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

  Short-Term Debt Securities

   The rules described above will also generally apply to Original Issue Discount Notes with maturities of one year or less ("short-term debt securities"), but with some modifications.

   First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis U.S. holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange, redemption or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

   Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any "acquisition discount" with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

   Finally, the market discount rules described below will not apply to short-term debt securities.

   As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

  Premium and Market Discount

   If you purchase a debt security at a cost greater than the debt security's remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a Foreign Currency Note, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a Foreign Currency Note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the Note and the exchange rate on the date when the holder acquired the Note. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

   If you purchase a debt security at a price that is lower than the debt security's remaining redemption amount, or in the case of an Original Issue Discount Note, the debt security's adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear "market discount" in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a Foreign Currency Note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the Foreign Currency Note.

   You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a Foreign Currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder's taxable year).

  Indexed Notes and Other Notes Providing for Contingent Payment

   Special rules govern the tax treatment of debt obligations that provide for contingent payments ("contingent debt obligations"). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. The Republic will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

  Non-U.S. Persons

   The following summary applies to you if you are not a United States person for U.S. federal income tax purposes. You are a United States person, and therefore this summary does not apply to you, if you are:

  . a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction;

  . a corporation, partnership or other entity organized under the laws of the United States or any political subdivision thereof; or

  . an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

   If you are not a United States person, the interest income and gains that you derive in respect of the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements of the United States Internal Revenue Service to establish that you are not a United States person. See "Taxation--United States Tax Considerations--Information Reporting and Backup Withholding".

   Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest income you derive in respect of the debt securities if:

  . you are an insurance company carrying on a United States insurance business, within the meaning of the Code; or

  . you have an office or other fixed place of business in the United States to which the interest is attributable and (1) you earn the interest in the course of operating a banking, financing or similar business in the United States or (2) you are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

   If you are not a United States person, any gain you realize on a sale or exchange of debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

  . your gain is effectively connected with your conduct of a trade or business in the United States; or

  . you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

   A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

  Information Reporting and Backup Withholding

   The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

                             PLAN OF DISTRIBUTION

   The Republic may sell the debt securities in any of three ways:

  .   through underwriters or dealers;

  .   directly to one or more purchasers; or

  .   through agents.

   In addition, the Republic may sell the debt securities through a combination of any of the above methods of sale. In some cases, the Republic or dealers acting with the Republic or on the Republic's behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of the Republic's securities through any of these methods or other methods described in the applicable prospectus supplement.

   The prospectus supplement relating to a particular series of debt securities will state:

  .   the names of any underwriters;

  .   the purchase price of the securities;

  .   the proceeds to the Republic from the sale;

  . any underwriting discounts and other items constituting underwriters' compensation;

  .   any agent commissions or other items constituting agents' compensation;

  .   the initial public offering price;

  .   any discounts or concessions allowed or paid to dealers; and

  .   any securities exchanges on which the securities will be listed.

   Any underwriter involved in the sale of securities will acquire the debt securities for its own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The debt securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from the Republic, and they will be obligated to purchase all of the debt securities if any are purchased. The underwriters may from time to time change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

   If the Republic sells debt securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the debt securities for their own account. Agents may be deemed to be "underwriters" as that term is defined in the U.S. Securities Act 1933, as amended (the "Securities Act").

   The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

   The Republic may offer debt securities as consideration for the purchase of other of the Republic's debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents.

   Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic.

                                 LEGAL MATTERS

   The validity of any particular series of debt securities will be passed upon for the Republic and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

                AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

   The authorized representative of the Republic in the United States is Mr. Hi-Su Lee, Consul, Korean Consulate General in New York, located at 335 East 45/th/ Street, New York, New York 10017.

                       OFFICIAL STATEMENTS AND DOCUMENTS

   The Minister of Finance and Economy of The Republic of Korea, in his official capacity, has supplied the information set out under "The Republic of Korea". Such information is stated on his authority. The documents identified in the portion of this prospectus captioned "The Republic of Korea" as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

                          FORWARD-LOOKING STATEMENTS

   This prospectus and any prospectus supplement relating to the securities to be offered by this prospectus may contain future expectations, projections or "forward-looking statements", as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "estimate", "project" and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although the Republic believes that the expectations reflected in the forward-looking statements are reasonable, the Republic can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from the Republic's expectations ("Cautionary Statements"). All subsequent written and oral forward-looking statements attributable to the Republic or persons acting on the Republic's behalf are expressly qualified in their entirety by the Cautionary Statements.

   Factors that could adversely affect the future performance of the Korean economy include:

  .   a deterioration of the Korean consumer or corporate sector;

  .   a failure of the restructuring of large troubled chaebols or companies;

  . an increase in non-performing assets or default rates relating to, among others, loans extended by financial institutions to the retail sector;

  . an increase in lay-offs or unemployment rates or a reduction in income levels, which could adversely affect consumer spending or lead to social or labor unrest;

  . a decrease in tax revenues and a substantial increase in the Government's expenditures for unemployment compensation and other social programs that together lead to an increased Government budget deficit;

  . political uncertainty or increasing strife among and within political parties in the Republic;

  . adverse changes or volatility in commodity prices (including an increase in oil prices), exchange rates, interest rates, stock markets or foreign currency reserves;

  . increased reliance on exports to service foreign currency debts, which could cause friction with the Republic's trading partners;

  . adverse developments in the economies of countries to which the Republic exports, such as the United States, China and Japan, or in emerging market economies in Asia, including China, or elsewhere that result in a loss of confidence in the Korean economy;

  . the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment);

  . a deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including as a result of trade disputes or disagreements in foreign policy;

  . an increase in the level of tensions or an outbreak of hostilities in the Korean peninsula or elsewhere in the world, including the Middle East; and

  . the outbreak of SARS in Asia and other parts of the world, which has increased the uncertainty of world economic prospects in general and which may continue to have an adverse effect on the world economy.

                              FURTHER INFORMATION

   The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act, and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11.  Estimated Expenses.

   It is estimated that our expenses in connection with the sale of the debt securities and warrants hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee................................................................ US$1,475,000
NASD Filing Fee.....................................................................       30,500
Printing Costs......................................................................      200,000
Legal Fees and Expenses.............................................................    1,000,000
Fiscal Agent Fees and Expenses......................................................       10,000
Blue Sky Fees and Expenses..........................................................       25,000
Miscellaneous (including amounts to be paid to underwriters in lieu of reimbursement
  of certain expenses)..............................................................      259,500
                                                                                     ------------
 Total.............................................................................. US$3,000,000
                                                                                     ============

                                 UNDERTAKINGS

   The Registrant hereby undertakes:

   (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

      (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

   (b) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

   (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (d) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (e) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  CONTENTS OF POST-EFFECTIVE AMENDMENT NO. 2
                         TO THE REGISTRATION STATEMENT

This Post-Effective Amendment No. 2 to the Registration Statement consists of:

   (1) Facing Page.

   (2) Explanatory Note.

   (3) Part I, consisting of the prospectus.

   (4) Part II, consisting of pages numbered II-1 through II-5.

   (5) The following exhibits:

A   --  Form of Underwriting Agreement.*
B-1 --  Form of Fiscal Agency Agreement.*
B-2 --  Form of global Debt Security (attached to the Form of Fiscal Agency Agreement under B-1 above).*
C   --  Opinion (including consent) of Kim & Chang, Seyang Building, 223 Naeja-
        dong, Chongro-gu, Seoul 110-720, The Republic of Korea, Korean counsel to
        The Republic of Korea, in respect of the legality of the Debt Securities.*
D   --  Opinion (including consent) of Cleary, Gottlieb, Steen & Hamilton, Bank of
        China Tower, One Garden Road, Hong Kong, United States counsel to The
        Republic of Korea, in respect of the legality of the Debt Securities.*
E-1 --  Consent of the Minister of Finance and Economy of The Republic
        of Korea (included on Page II-4).
E-2 --  Power of Attorney of the Minister of Finance and Economy of The
        Republic of Korea.*
F   --  Letter appointing Authorized Representative of The Republic of Korea in the
        United States.*

--------
*  Previously filed.

                      SIGNATURE OF THE REPUBLIC OF KOREA

   Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, The Republic of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 15th day of May 2003.



                                             For and on behalf of
                                             THE REPUBLIC OF KOREA

                                             By:         JIN-PYO KIM *+
                                                  -----------------------------
                                                     Minister of Finance and
                                                             Economy

                                             +By:          /s/   HI-SU LEE
                                                   ----------------------------
                                                            Hi-Su Lee
                                                        Attorney-in-Fact
--------
* Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

        SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REPUBLIC OF KOREA

   Pursuant to the U.S. Securities Act of 1933, as amended, the undersigned, a duly authorized representative of The Republic of Korea in the United States, has signed this Registration Statement or amendment thereto in The City of New York, on the 15th day of May 2003.


                                              By:        /s/  HI-SU LEE
                                                  -----------------------------
                                                            Hi-Su Lee
                                                             Consul,
                                                   Korean Consulate General in
                                                            New York

                                 EXHIBIT INDEX

                                                                                                     Page
Exhibit                                         Description                                          No.
-------                                         -----------                                          ----
  A     Form of Underwriting Agreement.*
  B-1   Form of Fiscal Agency Agreement.*
  B-2   Form of global Debt Security (attached to the Form of Fiscal Agency Agreement under B-1 above).*
  C     Opinion (including consent) of Kim & Chang, Seyang Building, 223 Naeja-dong, Chongro-gu,
        Seoul 110-720, The Republic of Korea, Korean counsel to The Republic of Korea, in respect of the legality of the Debt Securities.*
  D     Opinion (including consent) of Cleary, Gottlieb, Steen & Hamilton, Bank of China Tower, One
        Garden Road, Hong Kong, United States counsel to The Republic of Korea, in respect of the legality of the Debt Securities.*
  E-1   Consent of the Minister of Finance and Economy of The Republic of Korea (included on Page
        II-4).
  E-2   Power of Attorney of the Minister of Finance and Economy of The Republic of Korea.*
  F     Letter appointing Authorized Representative of The Republic of Korea in the United States.*

--------
* Previously filed.